U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549


                                     FORM 10-SB/A/3


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                   OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                  OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934



Commission file no. 1061316
                    -------


                             MEIER WORLDWIDE INTERMEDIA INC.
                      (Name of Small Business Issuer in Its Charter)

          Nevada                                                52-2079421
-------------------------------                                 ----------
(State or Other Jurisdiction of                              (I.R.S. Employer
Incorporation or Organization)                               Identification No)

Ste 320-1100 Melville Street
Vancouver, British Columbia                                V6E 4A6    (Zip Code)
                                                                       --------
(Address of Principal Executive Offices)

                                  (604) 689-7572
                                 -----------------
                           (Company's Telephone Number)


Securities registered under Section 12(b) of the Exchange Act: None


Securities registered under Section 12(g) of the Exchange Act:


Common Stock, Par Value $0.001 per share                 NASD OTC Bulletin Board
-------------------------------------------              -----------------------
        (Title of Class)                            (Name of Exchange that Stock
                                                     is to be registered).

                                 TABLE OF CONTENTS

Item                                                                        Page
                                       PART I

Item 1   Description of Business                                               1
Item 2   Management's Discussion and Analysis or Plan of Operation             8
Item 3   Description of Property                                              11
Item 4   Security Ownership of Certain Beneficial Owners and Management       11
Item 5   Directors, Executive Officers, Promoters and Control Persons         13
Item 6   Executive Compensation                                               14
Item 7   Certain Relationships and Related Transactions                       15
Item 8   Description of Securities                                            16

                                      PART II

Item 1   Market Price of Registrants Common Equity and Other Shareholder
          Matters                                                             17
Item 2   Legal Proceedings                                                    18
Item 3   Changes in and Disagreements With Accountants                        19
Item 4   Recent Sales of Unregistered Securities                              19
Item 5   Indemnification of Directors and Officers                            29

                                     PART F/S

Financial Statements                                                          30

                                     PART III

Item 1   Index to Exhibits                                                    44
Item 2   Description of Exhibits                                              44

Signature Page                                                                44


                        DOCUMENTS INCORPORATED BY REFERENCE

         Documents incorporated by reference: None




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Page 1

                                    PART I

Item 1.        Description of Business.

Historical Overview of the Company

Meier Worldwide Intermedia Inc. (the "Company") was incorporated on June 17, 1997 in the State of Nevada, U.S.A. The Company's executive office is located at 1100 Melville Street (suite 320), Vancouver, British Columbia, V6E 4A6 Canada,
Tel: (604) 689-7572.

The Company was organized as a holding company and is publicly traded on the NASD OTC Bulletin Board under the symbol 'HUES.'

As it was the intent of the Company to become publicly traded in the United States, Management determined it would be in the Company's best interests to be domiciled there, therefore incorporated the Company in Nevada, U.S.A. All of the Company's subsidiaries are British Columbia incorporated companies.

The President, Chief Executive Officer and founder of the Company is James Meier, 28. Since June 17, 1997 to the present, Mr. Meier. has been managing the Company's daily business. Since November 28, 1996, Mr. Meier has been the president of a British Columbia incorporated company - Meier Worldwide Intermedia Inc. From 1990 to 1995 he served as a systems analyst with the Canadian Imperial Bank of Commerce in Vancouver. Mr. Meier has been a director of the British Columbia Motion Picture Association since 1996, and is a voting member of the Academy of Canadian Cinema and Television.

Until November 1, 1998, the Company and its subsidiaries were in the business of developing websites on the internet as well as the acquisition, management and leasing of sound studio space which it marketed to the local entertainment industry through its five wholly-owned British Columbia incorporated subsidiaries. On November 1, 1998, these subsidiaries were disposed of for total consideration of $6.50 to Meier Entertainment Group Inc., a company owned by James Meier, for their failure to produce revenue. They were: Meier Studios Inc., incorporated August 25,1997; G.G. Studios Inc., incorporated October 6, 1997; Meier Worldwide Intermedia Inc. (BC), incorporated November 28, 1996; Meier Studios (Lake City) Inc., incorporated December 18, 1997; and Meier Studios (B.B.) Inc., incorporated March 26, 1998.

On June 30, 1997 the Company acquired a movie industry website from Meier Entertainment Group Inc., a company wholly-owned by Jim Meier. On June 30, 1997, the Company issued 3,600,000 shares at $0.001 per share to Mr. Meier. These shares were issued for services, an operating the Internet site and the production rights for a motion picture based on the life story of Mr. Meier's father, John Meier. The recorded amount of $0.001 per share was arbitrarily determined by the Company and was for Mr. Meier's services as a director and officer of the Company only. This transaction was done with the approval of the Board of Directors.

In 1998 the Company formed two wholly owned subsidiaries.  These are:

1. Meier Studio Management Inc., incorporated in British Columbia on March 26, 1998. James Meier is President. The company was originally formed to manage all of the studios that have subsequently been disposed of as of November 1, 1998 (see Part 1, Item 1, "Description of Business.").

2. Meier Entertainment Security Inc., was incorporated in British Columbia on September 16, 1998. James Meier is President, and Patrick S. Johnson is Vice President. For the past 13 years through his own firm, Mr. Johnson has provided security services to the entertainment industry. This company was established to provide personal and production site security services for the Company's movies.

Meier Studio Management Inc. and Meier Entertainment Security Inc. have never conducted and business. It is not anticipated by the management that either company will carry on business in the future. Given the foregoing, it is there is little probability that either business will continue as viable business entities in the future.

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The Company is currently refocusing its business and is in a transitional stage having disposed of the studio space leasing and management businesses. It is management's belief that the future opportunities for the Company lie not only with the production of films but also with the potential ability to merge this industry with the multi-media interactive technology that is available to the Company through its investment of a 20% interest in a company called Internet Television Network ("ITN") (see Part 1, Item 1, "Multimedia Video Technology").

The Company paid $2,000.00 for 2,000,000 million shares $0.001 par value shares in a recently incorporated Nevada company called Internet Television Network ("ITN"). This company was incorporated on July 6, 1999, in Nevada, U.S.A. The acquisition constitutes a 20% interest in ITN by the Company. ITN plans to carry out the business of providing real-time interactive multi-media services that will be available to the public via the Internet. A business plan is currently being completed and ITN's management has yet to determine how they will fund this project or the amount of funds that are needed to launch this service. John Meier is President and Chief Executive Officer of ITN and James Meier is a Director. As of August 31, 1999, ITN had not raised any working capital.

Offices

The Company's executive office is located at Suite 320-1100 Melville Street, Vancouver, British Columbia, V6E 4A6, Canada.

Planned Business

It is the Company's objectives to carve out a niche market in the entertainment industry by implementing the following plans in the year 2000:

    - Initiate production of the film based on the life of John Meier (see Part I, Item 1,"Movie Production").
    - Develop interactive video services for the Internet through Internet Television Network (ITN) (see Part 1, Item I, "Description of Business").

Movie Production

Although the Company is currently inactive, the President is working full time to obtain funding for the Company's subsidiaries. These are:

* H.R.H. Productions Inc. ("H.R.H.") was incorporated in British Columbia on October 6, 1997. James Meier is President. The Company owns 1,000 common shares at $0.01 per share representing 100% ownership. The company will be responsible for producing the movie "The John Meier Story" based on the life of John Meier, who is the father of James Meier. John Meier was the former personal business advisor and aide to the late Howard Hughes and is the central character in the book, "Age of Secrets, The Conspiracy that toppled Richard Nixon and the Hidden Death of Howard Hughes". This book was published in 1995 and sold about 5,000 copies. H.R.H. has not yet determined how much funding is required to produce this movie. At the present time, management has not identified any sources for the funds necessary to complete this project. Beyond producing the movie based on the life of John Meier, the Company has no specific plans for future film projects.

* Meier Rose Pictures Inc. ("Meier Rose") was incorporated in British Columbia on April 28, 1999. James Meier is President and Chief Executive Officer of Meier Rose. The Company owns 2,000 common shares at $0.01 per share representing a twenty percent (20%) interest in Meier Rose Meier Entertainment Group Inc. owns 5,100 common shares at $0.01 per share representing fifty one percent (51%), Alexandra Rose owns 2,900 common shares at $0.01 per share representing twenty nine percent (29%)Meier Rose's Chief Operating Officer is veteran Hollywood producer Alexandra Rose. Meier Rose intends to produce mainstream theatrical motion pictures in British Columbia, with Alexandra Rose serving as producer. Alexandra Rose is an

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    accomplished Hollywood producer, with several successful projects to her credit including the nomination for an Oscar for 'Best Picture' for the film Norma Rae, for which Sally Field won the 'Best Actress' Oscar, as well as the Christopher Award for 'Best film, Best Screen play and Best Director'. Ms. Rose was also the producer of "The Other Sister" a Touchstone Pictures Film starring Diane Keaton released in 1999 by Bella Vista.

    At present Meier Rose has no employees. There are no contractual terms and conditions between the Company and Meier Rose. Contractual terms and conditions between the Company and Meier Rose will be established for each individual film to be produced by Meier Rose. The Company is presently looking for suitable products.

According to the BC Film Commission, British Columbia is internationally known as Hollywood North, and is now considered to be the third largest film production center in the world, after California and New York. Vancouver is also recognized for the production of successful television shows, television commercials, animations and graphics.

Through its subsidiary H.R.H. the Company proposes to commence production of motion picture films in the year 2000, including a movie based on the life of James Meier's father, John Meier, who was the personnel business advisor and aide to the late Howard Hughes. John Meier also served on President Richard Nixon's task force on 'Resources and Environment'. A script for the John Meier movie has not yet been written, but is currently contemplated subject to financing. The movie would be an original screenplay based on private documents and former secret U.S. government files about the life and death of the reclusive billionaire, Howard Hughes, founder of Hughes Aerospace Inc.

The Company acquired the rights to make a film based on John Meier's story from Meier Entertainment Group Inc., an affiliate of the Company's president, James Meier, in August 1997. Such assignment was without consideration, it being John Meier's hope that the Company will effect production of such movie. (see Item 1, Part 7, "Certain Relationships and Related Transactions").

Management believes the John Meier story will have significant public interest and the potential for a major movie. His story includes employment from 1959 until 1970 as an aide to Howard Hughes, and contains knowledge of certain information relating to the resignation of Richard Nixon as the President of the United States. Incidents from John Meier's life have been featured in a book written by Gerald Bellett, called "Age of Secrets" (Voyageur, 1995), that was subtitled "The Conspiracy that Toppled Richard Nixon and the Hidden Death of Howard Hughes".

Management believes that because of the film's controversial revelations and the fact that it will be produced by an 'accomplished Hollywood producer, Alexandra Rose, significant publicity could be generated for the film which could translate into a box office success.

The writing and production of movies requires substantial funding, and the Company's ability to produce movies will depend on its ability to raise such funding, by way of a public or private offering. Management is currently reviewing the funding requirements for the film on John Meier's life experiences, and has not yet decided how they will achieve such funding or how much is required. No assurances can be given that such funding will be available on terms deemed acceptable by the Company, or that such movie, if financed and produced, will be successful.

The writing and production of movies is highly speculative in nature, involves many risks and frequently involves costs in excess of revenues. Production of the above film is contingent upon the Company's ability to raise sufficient working capital to complete the projects identified in this section.

Neither Meier Rose, nor H.R.H. presently has any financing or employees. Management is capable of carrying on the day-to-day business of the Company, and employees will only be hired when needed. It is anticipated that between 60 and 100 employees will be needed for each movie.

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Netcasting

The Company is observing various companies experimenting with Netcasting, and sees a potential opportunity with this technology. Netcasting is the term used for film and television productions that are broadcasted over the Internet instead of using conventional methods such as cable and satellite. Management believes that the entertainment industry will evolve more and more from distinct media, such as television, movies, CD-ROM, and internet, into unified or cooperative enterprises producing for all such media.

Potential Acquisitions

The Company may engage in or acquire other related businesses as well. Other businesses might include a directory of the Canadian film and television industry and/or the creation of multi-media productions. The Company has not initiated any steps toward the organization of any additional businesses, and does not presently have the financial capacity to do so. Any acquisitions of further businesses may involve the issuance of the Company's stock. In the long term, the Company will seek to engage in all facets of the entertainment industry, ranging from the production and marketing of entertainment productions for theaters and television, to providing multimedia Internet services.

Multi-Media Video Technology

The Company paid $2,000.00 for 2,000,000 million shares $0.001 par value shares in a recently incorporated Nevada company called Internet Television Network ("ITN"). This company was incorporated on July 6, 1999, in Nevada, U.S.A. The acquisition constitutes a 20% interest in ITN by the Company. ITN plans to carry out the business of providing real-time interactive multi-media services that will be available to the public via the internet. A business plan is currently being completed and ITN's management has yet to determine how they will fund this project or the amount of funds that are needed to launch this service. John Meier is President and Chief Executive Officer of ITN and James Meier is a Director. As of August 31, 1999, ITN had not raised any working capital.

The Film and Television Industry in British Columbia

Film production in British Columbia has grown rapidly in recent years, and is now an established industry. According to the BC Film Commission, film and television production generated CDN$537 million in revenues for British Columbia in 1996 (compared with CDN$432 million in 1995), with more than 25,000 jobs ascribed to the industry. Production in 1997 increased to CDN$630 million, and in 1998 posted a record CDN$808 million. A principal reason for such growth has been that production costs are up to 50% less in British Columbia, due to lower wages and a favorable exchange rate, compared with Hollywood. Development of the British Columbia film industry has been looked upon favorably by the provincial government, which created the British Columbia Film Commission to assist in bringing productions to British Columbia, provide funding for local productions, and otherwise support the industry. Vancouver provides experienced manpower and beautiful scenery, and the Greater Vancouver Regional District has made the film industry a high priority. The British Columbia Film Commission believes that the film industry could reach CDN$1 billion by the year 2000.

Major films produced in British Columbia to date include Deep Rising, Fire Storm and Free Willy III; television series produced there included Poltergeist, Highlander, Millennium, and X-Files (winner of three Golden Globe Awards). Paramount Pictures, Warner Bros., MCA Universal, MGM, and Disney all maintain offices in the Vancouver area, which is often referred to as "Hollywood North".

The great majority of such revenues come from foreign producers. The industry's success could therefore be affected by the relative strength of the Canadian and U.S. dollars. A surge in value of the Canadian dollar would have a negative impact on this industry in British Columbia.

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Distribution Methods

The Film Industry

The Company will utilize both traditional and non-traditional distribution channels to distribute its films. The Company believes that its first film based on the life of John Meier will generate interest by the major film distributors such as Touchstone, Alliance and Miramax Films. Using a well-known Hollywood producer such as Alexandra Rose will assist the Company in successfully bringing its films to the attention of the major distributors.

In addition to traditional distribution channels, the Company sees an opportunity to distribute its products directly to consumers through "netcasting" or the broadcasting of films over the Internet. Management's commitment to exploring non-traditional distribution channels is highlighted by the Company's investment in ITN, a company that intends to develop the ability to provide television-quality video feeds over the Internet.

Competition

The Film Industry

The market for the Company's products is highly competitive and uncertain as to the amount such market will generate. Many of the Company's competitors have greater name recognition and resources than does the Company. There are no assurances that the Company will be able to successfully compete or that the projects will be viable.

With respect to its plans for motion picture production, the Company will be competing with numerous companies engaged in the production and marketing of films and television productions. Most of such entities, such as Can West Global, Western International Communications, Cannell, and Pacific Motion Pictures, are larger and better established, and many are better financed than the Company. Management feels strongly that successful development of its first project, a movie based on the life of John Meier and produced by a well-known Hollywood producer such as Alexandra Rose, will provide the momentum necessary to attract the capital and artistic talent to develop future projects.

The Internet Business

The Company has limited exposure to the Internet business through its investment in ITN. The Internet business is highly competitive and highly fragmented and dominated by small enterprises. Success will be largely dependent on ITN's ability to raise capital and attract talent in the computer and multi-media industry. The Company is therefore uncertain as to the amount such market will grow and ITN's ability to compete in such an environment.
Currently, there are numerous potential competitors seeking to deliver similar broadcast services on the Internet. Large companies such as Disney, Microsoft and Broadcast.com have all invested substantial amounts of capital to develop the technology and channels to deliver content to end-users. In addition to these major industry players, many small upstart technology companies are developing products and services that will compete directly with ITN's planned services. Compared to many of its competitors, ITN is severely hampered by its lack of capital and technical expertise.

ITN and the Company will not be dependent upon a few major customers as every individual with access to the Internet will be a potential customer for delivery of broadcast quality services over the Internet.

Proprietary Rights

The Company has no other patents, licenses, trademarks, franchises, concessions, royalty agreements or labor contracts other than the following:

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1.   The Company has the right to produce one movie based on the life of John
     Meier as previously described. There are no payments due under the terms of the grant of rights.
2. The Company has entered into an agreement with James Meier, President of the Company whereby Mr. Meier will be paid $5,000 per month for his services to the Company. Effective November 1, 1999, this agreement was terminated. Mr. Meier now receives no salary for his services.

Government Approval

The Company does not require government approval of its products or services and as such has not sought any such approval from any level of government.

Government Regulation

The Film Industry

The film industry is subject to government regulation at the federal, state and municipal levels. Currently, both the Canadian federal and provincial governments encourage film production in British Columbia through preferential tax treatment. Should the current taxation schemes change, the Company's ability to produce films in British Columbia would be seriously impaired.

The Internet

Currently, there is little federal or state regulation of the Internet when compared with other modes of communication, entertainment and commerce. As the Internet grows and in particular as the value of e-commerce grows, the potential for government regulation at both the state and federal level increases. It is foreseeable that increased regulation in regard to user privacy, taxation, content, copyright and consumer protection may be enacted in the future. As the rapid growth of the Internet has been in part due to its unregulated nature, any future regulations will likely slow the current rate of growth of the Internet. Any reduction in the rate of growth of the Internet will negatively affect companies that seek to introduce new technologies and products to the public.
As such, the Company's current investment in ITN, a business that seeks to provide internet broadcasting services to the public would be negatively impacted by a slowing of growth in Internet usage.

Recent attempts by the telephone carriers to request the Federal Communications Commission to regulate Internet service providers due to the increased demands being placed on the carriers' infrastructure could result in the imposition of user fees on service providers which would ultimately be passed on to the consumer. Any such levy would likely lead to slower growth in the Internet and would have an adverse affect on the Company's investment in ITN.

Laws aimed at regulating the content of Internet content providers has also been promoted by various interest groups. Successful regulation of Internet content will likely result in a slowing of the Internet's current popularity as a mode of dissemination of information. Management feels that given the international dimension of the Internet it is unlikely, that regulation of content by any nation will be successful.

Risk Factors

The Film Industry

1. The Company has a short history of operating various film studios for over a year and a half, and no operating history in the making of films and is dependent upon its ability to raise sufficient working capital to complete the projects identified in this report. The Company does not have funds to undertake any of its planned activities at the current time and there can be no assurance that it will be able to raise such funds.

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2.   The Company lacks working capital and will require financing to commence production of one movie. There is no assurance that the Company will be able to obtain such financing, or, if available, what the terms of such financing will be.

3. The market for the Company's products is highly competitive and uncertain as to the amount such market will generate. Many of the Company's competitors have greater name recognition and resources than does the Company. There are no assurances that the Company will be able to successfully compete or that the projects will be viable.

4. The Company's success will depend largely upon the performance of its founders and executive officers, James Meier, President and Director, Harry Evans, Executive Vice President and Director, Carrie Hunter, Corporate Secretary and Director, John Meier, consultant and Alexandra Rose, Producer. The loss of the services of these individuals would have a materially adverse effect on the Company if a replacement could not be found. In addition, the Company will need to attract and retain skilled and experienced sales and technical staff to successfully accomplish its business plan. Competition for experienced personnel in the Company's industries is intense. In the event that the Company is unable to attract and retain certain skilled staff, or if the Company loses the services of any of its key personnel, there can be no assurances that replacement personnel with similar contacts, experience and skills, could be found.

5. The Company does not anticipate payment of any cash dividends on its Common Stock in the foreseeable future.

6. Due to the concentration of the Company's shares in Meier Entertainment Group Inc., there are significant risk factors to the ordinary shareholder. As at October 31, 1999, the Company's President, James Meier, remains in effective control of the Company with the ability to elect all of the Company's directors and to authorize certain corporate transactions that require stockholder approval, in each case without concurrence of the Company's minority stockholders.

7. Present Management of the Company has a limited knowledge of how to produce movies, and the Company has a lack of operating history in the movie production business. However, the Chief Operating Officer of Meier Rose, Alexandra Rose, has a strong background in successful movie production, and it is the Company's intention that she will produce all movies.

8. Due to the weak Canadian dollar, British Columbia continues to be an attractive location for the film production industry as a great majority of revenues come from foreign and American producers. The future production of any films produced by Meier Rose could therefore be greatly affected by any changes in the relative value of the Canadian and U.S. dollar. Any surge in value of the Canadian dollar would have a negative impact on this industry in British Columbia as a whole.

9. The Company's auditors have qualified their opinion as follows: "The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company will need additional working capital to service its debt for the coming year and for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 10. These financial statements do not include any adjustments that might result from the outcome of this uncertainty. " Management will use its best efforts to obtain additional working for the Company. At the present time, however, there is no reason to expect that management will be successful. Management has not identified any potential investors at this time. If management is unsuccessful in obtaining additional funding, it is unlikely that the Company will be able to continue as a going concern.

10. The current shareholders of the Company and any future investors run the risk of losing all of their investment should the Company cease to be a going concern.

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Research and Development Activities

The Company has spent zero dollars on research and development activities during each of the last two fiscal years.

Employees

The Company has only one employee, the Company's president James Meier. The Company's subsidiaries have no employees. At the present time, there is no expectation that the Company, or its subsidiaries will hire any additional permanent employees in the future.

Reports to Security Holders

The Company intends to become a reporting company and will deliver an annual report to security holders of record. The report will include audited financial statements. The Company is responsible for timely filing of the same with the Securities and Exchange Commission.

Item 2.   Management's Discussion and Analysis or Plan of Operation

Plan of Operation

In the future, the Company will seek to establish its business of film production, as well as provide financing for production of its movie on the life of John Meier and other films. The Company also intends to devote additional resources to development of its Internet and multi-media video technology business. (see Part I, Item 1, "Current Business Description"). As at October 31, 1999, the Company does not have adequate resources to cover ongoing operations, and has no assets. The Company is a young company and going through a transitional stage of establishing an infrastructure and focus for future development. Management is confident that sufficient funding for working capital needs of US$60,000 per year and additional project financing can be completed in the near future.

Results of Operations

The Company does not have any operations from continuing operations.

Movie Production

The Company intends to identify suitable movie projects and to acquire rights to producing them in addition to the movie based on John Meier's life experiences. The Company has not yet determined the funding required for production of this movie, neither is there a script for it. The Company will seek to raise the necessary monies from investors or by joint venture with one or more established producers. The Company has not yet determined which established producer it might seek to joint venture with. It is not anticipated that production will commence until sometime in 2001. There can be no assurance that such financing will be available, or if available, that it would be offered on terms deemed acceptable to management. In the event the Company is successful in arranging such financing, it is contemplated that producing and distributing such movie could take as long as 12 months from the time the script is completed.

Acquisitions and Other Businesses

At present, the Company has no plans to acquire other businesses or properties. The Company does not expect to purchase or sell plant or significant equipment in the foreseeable future, nor does the Company foresee the hiring of new employees in the next year.

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Liquidity and Capital Resources

For detailed financial data and comparatives for years ended Oct 31, 1999 and 1998 and the period of inception (June 17, 1997) to October 31, 1997, please refer to Part F/S "Financial Statements".

Cash Flows

From June 17, 1997 to October 31, 1999, the Company generated cash outflows of $578,699 and $379,741 from operating activities and investing activities respectively and cash inflows of $878,813 from financing activities. Cash outflows of $578,699 from operating activities were largely attributable to the incurrence of cumulative net losses of $1,633,583 for the said period. Such losses reflect the combined effects of revenues of only $773,600 compared to substantially higher expenditures for operations and administration of $2,153,796 and write-off of assets of $369,782. Partially off-setting operating cash outflows from cumulative net losses from June 17, 1997 to October 31, 1999, is the issuance of capital stock for services and expenses of $662,378 and the gain on transfer of subsidiaries to related parties in the amount of $125,023.

During the same period, cash outflow of $379,741 from investing activities represents security deposits paid on an automobile lease and a purchase deposit paid for a leased property.

From June 17, 1997 to October 31, 1999, net proceeds of $878,813 in equity capital from the issuance of common shares with a par value of $0.001 per share, contributed to cash inflows of $878,813 from financing activities

From June 17, 1997 to October 31, 1999, the Company had a net increase of $43 in cash flows.

Convertible Line of Credit

On April 9, 1999, the Company entered into a convertible line of credit agreement allowing the Company to borrow up to CDN $300,000 of which CDN $100,000 (US $64,843) had already been advanced by the lender on December 4, 1998. A further CDN $50,000 (US $33,584) was advanced from the convertible line of credit on July 27, 1999. Funds advanced from the convertible line of credit are repayable on demand by the lender and bear an interest rate of 8% per annum calculated from the date of the advance. Either the lender or the borrower may convert all or part of the principal amount advanced under the line of credit into common shares of the Company at the rate of US $0.20 per share. Under the terms of the agreement, any conversion shall constitute full payment of the indebtedness owing by the Company to the lender in respect to the amount converted, including all accrued but unpaid interest thereon. On September 9, 1999, the entire amount advanced under the loan (US $98,876) was converted in 494,380 common shares of the Company. Monies advanced to the Company under the line of credit agreement were used for operations by the Company's subsidiaries. Since the conversion of the outstanding debt on September 9, 1999, the convertible line of credit is no longer available to the Company.

Management anticipates that the Company will need US$60,000 in working capital during the next 12 months in order to maintain daily operations. James Meier has agreed to fund the Company when needed in consideration for restricted stock issued at market price.

As of October 31, 1999, the Company had assets of US $111 and liabilities of US$92,497. A portion of these liabilities totaling US$3,288 is owed by the Company to James Meier. James Meier has agreed to forgo his monthly fees of US$5,000 for the next six months commencing November 1,1999 for which he has agreed to accept restricted stock at current market price (an average price to be determined at the end of the six months) in consideration. Management will settle current outstanding debt with existing creditors by issuing shares for debt.

As of October 31, 1999 the following lawsuits and claims have been made against the Company and/or subsidiaries of the Company:

1. Appin Holdings Ltd. v. Meier Studios (B.B.) Inc. and the Company (Supreme Court of British Columbia, Vancouver Registry, action # C992772, commenced June 1, 1999): under a written lease date March 31, 1998, Appin Holdings Ltd. leased to Meier Studios (B.B.) Inc., movie studio premises located at 6228 Beresford Street, Burnaby, B.C. for a term of five years commencing April 1, 1998. Under a written agreement dated April 1, 1998, the Company agreed to guarantee the lease for a period of 12 months commencing April 1, 1998. The landlord terminated the lease on April 19, 1999, on the basis of its claim, which is disputed, that the tenant failed to pay rent in March and April 1999, and that two claims of builder's liens were filed against the property. The landlord is claiming CDN$228,897.41 (US$153,880.61) against the Company pursuant to agreement, which the Company disputes. Since the Company's guarantee expired on March 31, 1999, no amount has been accrued on the Company's books as Management does not believe there is any reasonable prospect that the suit against it will be successful.

2. Crow Productions Inc. v. Meier Studios (B.B.) Inc. (Supreme Court of British Columbia, Vancouver Registry, action # C993605, commenced July 12,
1999): under a written sublease dated March 31, 1998, Meier Studios (B.B.) Inc. subleased to Crow Productions Inc. the premises described in item 1 above. The subtenant paid rent of CDN$48,150 (US$30,252) to the sub landlord for May, 1999. As a result of the termination of the head lease on April 19, 1999 described in item 1, the subtenant paid the May, 1999 rent again to Appin Holdings Ltd. Crow Productions Inc. is claiming CDN$48,150 (US$30,252) plus interest and costs against Meier Studios (B.B.) Inc. Since Meier Studios is no longer a subsidiary, Management does not believe any judgement would affect the Company and, therefore, no amount has been accrued by the Company in relation to this lawsuit.

3.   Ms. Renee Giesse. v. the Company, Meier Studio Management Inc., 532352
B.C. Ltd. and Dennis Rudd (Supreme Court of British Columbia, Vancouver Registry, action # C986645, commenced December 22, 1999): the plaintiff's claim as against the Company and Meier Studio Management Inc. claiming unpaid wages of CDN $83,333.33 (US$56,816.88) plus damages for wrongful dismissal, interest and costs. In the statement of claim, Ms. Giesse alleges that in December 1997 she agreed to be employed by the Company and its subsidiary, Meier Studio Management Inc., as a Vice President, Studio Management for the movie studios operated by the defendant in British Columbia. Ms. Giesse alleges that under the terms of the oral employment agreement she was to be paid a salary and benefits commensurate to similar industry executives. Ms. Giesse alleges that a commensurate salary is CDN $125,000 per annum plus the reimbursement of certain expenses. Ms. Giesse further alleges that she carried out her duties as Vice President from December 15, 1997 to August 18, 1998 when she was dismissed without cause. The plaintiff seeks damages in the amount of salary for the period of December 17, 1997 to August 18, 1998. Management denies each and every allegation fact contained in Ms. Giesse's statement of claim. Specifically, Management disputes that there was any employment agreement and believes that the claim is frivolous and without merit. Since the Company filed its statement of defense on January 18, 1999, there has been no further action taken by Ms. Giesse in relation to her claim. Given the nature of this lawsuit, no amount has been accrued in the Company's books in relation to this lawsuit.

4. Michael McGowan v. the Company, Meier Studios (Lake City) Inc., Meier Worldwide Entertainment Ltd. and G.G. Studios Ltd. (Supreme Court of British Columbia, Vancouver Registry, action # C992476, commenced May 14, 1999): Mr. McGowan loaned CDN$40,000 (US$26,890.75) without specific terms as to interest and repayment to the Company on August 15, 1997. Mr. McGowan requested that the loan be repaid and when the Company did not comply, he commenced the above action. Prior to filing a statement of defense, the Company agreed to a consent judgment of CDN$43,552.49 (US$29,278.98) as at September 1, 1999, to make monthly payments of CDN$1,000.00 (US$672.26) commencing on October 1, 1999, to pay interest at 1% above the HSBC Canada Bank prime rate and to pay the balance on October 1, 2000. As a result of this lawsuit and settlement, the entire amount has been accrued and recorded as a loan payable on the Company's books.

5.   Meier Studios Inc. v. 544553 B.C. Ltd. (Supreme Court of British
Columbia, Vancouver Registry, action #C985401, commenced September 4, 1998). Meier Studios entered into a lease agreement with the defendant to lease a 65,000 square foot building on lands owned by the defendant in Delta, British Columbia. Under the terms to the lease, the defendant was required to construct an addition to the existing building of approximately 115,000 square feet. Upon completion of the addition, the basic rent payable by Meier Studios Inc. was to increase to approximately $105,000 per month. In June of 1998, the defendant informed Meier Studios Inc. that the addition had been completed and demanded payment of additional rent. Meier Studios Inc. determined that the addition was not complete nor had the municipal government issued the necessary occupancy permits. Subsequently, the defendant informed Meier Studios Inc. that it had terminated the lease and blocked the plaintiff from accessing the premises. Meier Studios Inc. brought the action seeking a declaration that the lease was valid and requiring specific performance by the defendant. In October 1998, the defendant filed its statement of defense and counterclaimed for damages against Meier Studios Inc. Specifically, the defendant sought damages in the amount of $308,040 (less $112,107.55 and $5,552.45 paid into court by Meier Studios Inc.)

On November 1, 1998, the Company sold Meier Studios Inc. to Meier Entertainment Group Inc., a company controlled by the Company's president, James Meier. While Meier Studios Inc. is no longer a subsidiary of the Company; the Company remains liable under the lawsuit as it acted as a guarantor on the original lease. The Company calculates that its maximum exposure is CDN$61,634.53 (US$41,434.97), plus interest and costs and the Company has accordingly accrued this amount in its books.

Item 3.   Description of Property

Business Offices

The Company's principal business office is located at 320-1100 Melville Street, Vancouver, British Columbia. The Company pays rent in the amount of CDN $550.00 per month for the above noted office space.

At the current time, the Company has no investments or interests in real estate, real estate mortgages, securities of or interests in persons primarily engaged in real estate activities.

Movie Rights

The Company has no property other than the rights to produce one movie based on the life of John Meier, the father of James Meier, the Company's President. (See
Part I, Item 7,"Certain Relationships and Related Transactions"). Such rights were acquired from Meier Entertainment Group, Inc. without consideration and permit the Company to produce the film as an authorized depiction of John Meier's life (see Index, Exhibit #4c). This movie is in the conceptual stage and the Company is dependent on financing for the creation of a script.

As told by John Meier, his story involves the U.S. Central Intelligence Agency, Richard Nixon, Howard Hughes, bribes, foreign intrigue, kidnapping, beatings, and escape. It involves high level deals involving nuclear testing, and the downfall of Richard Nixon. Management believes that the controversial subject matter of the story will generate significant public interest. Many of such incidents have been previously described in the 1995 book titled "Age of Secrets, The Conspiracy that toppled Richard Nixon and the Hidden Death of Howard Hughes," written by Gerald Bellett in cooperation with John Meier. The Company has no agreement with the author in regard to any future film. The movie will be based on John Meier's life and not on the book "Age of Secrets". In the event the this movie is produced, there are no fees payable to John Meier or Meier Entertainment Group Inc. Notwithstanding public interest, profitability will depend on the Company's ability to select a successful screenwriter, directors, and actors.

The Company has yet to determine the funding required for this movie. There can be no assurance that the Company will be successful in raising any funds, or, if it is successful in raising such funds, that the picture produced will be successful at the box office.

Item 4.   Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of each person who is known to the Company to be the beneficial owner of more than 5% of the Company's Common Stock as of October 31, 1999.

Name and             Total Amount
Address Of           of Beneficial      Common            Stock       Percent
Beneficial Owner       Ownership        Stock            Options     of Class
----------------     -------------    ----------        ----------  ------------
Meier Entertainment      3,550,000    3,550,000 1,2          0         28.7%
Group Inc.
360 English Bluff Road,
Delta BC V4M 2N1 Canada

*James Meier
360 English Bluff Road
Delta, BC V4M 2N1

Notes:

    As of October 31, 1999, there were 12,355,260 shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.
1 On June 30, 1997, the Company issued 3,500,000 common shares to Meier Entertainment Group Inc., of which James Meier is president and controlling stockholder.
2 On June 30, 1997, the Company. transferred 100,000 of its common shares to Carrie Hunter in recognition of Ms. Hunter's agreement to serve as a director and officer of the Company. The 100,000 shares were restricted preventing Ms. Hunter from selling the shares for a period of one year from the date of issue. Ms. Hunter subsequently transferred 50,000 of her shares to Meier Entertainment Group Inc. and later sold the remaining 50,000 shares upon expiration of the one-year hold period. Ms. Hunter now holds no shares in the Company.
*   Meier Entertainment Group Inc. is wholly owned by James Meier.


Security Ownership of Management

The following table sets forth certain information with respect to the beneficial ownership of each officer and director, and of all directors and executive officers as a group as of October 31, 1999.

Name and             Total Amount
Address Of           of Beneficial      Common            Stock       Percent
Beneficial Owner       Ownership        Stock            Options     of Class
----------------     -------------    ----------        ----------  ------------
Meier Entertainment      3,550,0001   3,550,000               0         28.7%
Group Inc.
360 English Bluff Road,
Delta BC V4M 2N1 Canada

Harry Evans                      0            0               0             *
1777 Via Verde Drive
Rialto, CA 92377
USA

Carrie Hunter                    0 2          0               0             *
2588 Westhill Drive
#205
West Vancouver, BC
V7S 3B6 Canada

Michael Laidlaw                  0            0               0             *
55 Falcon Way
The Isle of Dogs
London, E14 9U8
England

All officers and directors
(as a group of four persons)                                            28.7%

   Notes:

    Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.
1 Includes 3,500,000 shares issued in June 1997 to Meier Entertainment Group Inc., of which James Meier is president and controlling stockholder and 50,000 shares transferred from Carrie Hunter.
2 On June 30, 1997 Carrie Hunter was issued 100,000 shares in consideration for her services as a director and officer of the Company. The 100,000 shares were restricted, preventing Ms. Hunter from selling the shares for a one-year period from the date of issue. Ms. Hunter transferred 50,000 shares to Meier Entertainment Group Inc. The remaining 50,000 shares were sold by Ms. Hunter after the expiration of the one-year hold period. As a result, Ms. Hunter now holds no shares in the Company.
*   Indicates less than 1% Ownership.


Item 5.   Directors, Executive Officers, Promoters and Control Persons

The following table identifies the Company's directors and executive officers and certain other key employees as of October 31, 1999. Directors are elected at the Company's annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board. The date of the Company's 1999 Annual General Meeting of Stockholders has not yet been set.

                                                                Term as Director
     Name                  Positions Held                            Expires
     ----                  ---------------                      ----------------

James Meier                President/CEO/ Director                   1999
Harry Evans                Vice President/Director                   1999
Michael Laidlaw            Director                                  1999
Carrie Hunter              Director/Secretary Treasurer              1999
Blaine Ruzycki             Promoter


James Meier, 28, the Company's founder, has been President and Director since its inception. James Meier was also the founder and president of Meier Entertainment Group Inc. From 1997 to the present, he has been managing the Company. From 1990 to 1995 he served as a systems analyst with the Canadian Imperial Bank of Commerce in Vancouver. Mr. Meier has been a director of the British Columbia Motion Picture Association since 1996, and is a voting member of the Academy of Canadian Cinema and Television.

Harry K. Evans, 62, was appointed Executive Vice President and Director in January 1998. He serves as United States and international liaison/consultant for the company in Los Angeles. From 1990 through 1995 he was Chief Executive Officer of the American Society of Cinematographers and a top executive with the Directors Guild of America and the International Photographers Guild of Hollywood. Since February 1995 Mr. Evans has also served as executive vice president of Meier Entertainment Group Inc. From 1993 through 1995 he was a labor relations consultant, primarily for the Union of British Columbia Performers.

Michael Laidlaw, 62, was appointed as a Director on September 9, 1999. He is an independent financial advisor and consultant to many European and North American institutions. Mr. Laidlaw was born and educated at Malvern College, Worcestershire, in England. In 1955 he joined the London brokerage house of Angel H. Hart & Company and in 1961 he moved to Vivian Gray & Company. In 1985 he acquired the company of Giles and Overy, a small London brokerage house on behalf of an insurance group, and expanded the company ten-fold over three years. Since 1963 he has been a member of the London Stock Exchange, a position that he retired from in late 1998. He currently serves on the Board of Directors of the following Vancouver Stock Exchange listed companies: President Mines Ltd., Sunstate Resources Ltd. and Mt. Tom Minerals Corporation.

Carrie L. Hunter, 56, has been corporate secretary of the Company since its inception, and also a Director since January 1998. Ms. Hunter is also president of Gloria! Management, a communications consulting firm that she founded in 1994. From 1979 to 1994, she was president of the Banff Television Festival. From 1994 to 1997, she has served as administrative director of the British Columbia Motion Picture Association.

James Meier is the only executive officer who works full time for the Company. The other Directors and Officers devote such time as their responsibilities require. None of the Company's Directors are directors of other companies registered under the Securities Exchange Act of 1934.

Blaine Ruzycki, 34, was considered to be the promoter for the Company. He resides in Alberta, Canada, and was responsible for providing stockholder relations services for the Company. For the past five years, Mr. Ruzycki has been a self-employed businessman.

There is a family relationship between the Company's President James Meier, and his father John Meier, President of ITN. In addition to his role as president of ITN, for the past five years, Mr. John Meier has been a self-employed businessman living in Vancouver, British Columbia. There are no other relationships with any person under consideration for nomination as a director or appointment as an executive officer of the Company.

Item 6.   Executive Compensation

Beginning in August of 1997, the Company's president, James Meier, received US$5,000 per month as a salary. Since November 1, 1999, James Meier was no longer paid the $5,000 monthly salary.. In June 1997, James Meier's company, Meier Entertainment Group Inc., also received 3,500,000 shares of the Company's stock for his services in organizing the Company

Carrie Hunter received total remuneration of CDN$23,500 that was converted at the average exchange rate for the year of 1998 of 1.4667 for the sum of US$16,022 for the year-ended October 31, 1998. She was paid by one of the Company's wholly owned subsidiaries, Meier Worldwide Intermedia Inc. (a British Columbia company), for her services as Secretary Treasurer during that period. In June 1997, 100,000 common shares were issued by the Company for her services as a director and an officer of the Company. No other compensation has been paid to her or is owed to her by the Company as at August 31, 1999.

With the exception of James Meier and Carrie Hunter, no other officers or directors of the Company have received compensation since the Company's inception. Directors are not presently reimbursed for expenses incurred in attending Board meetings.

The following table sets forth compensation paid or accrued by the Company for the period ended September 30,1999, to the Company's Chief Executive Officer and shows compensation paid to other officers and directors whose compensation does not exceed US$100,000 in any one year.

                                    Summary Compensation Table (1998/99)
                                                                      Long Term Compensation (in US Dollars)
                         Annual Compensation                                    Awards                        Payouts
-------------------------------------------------------------------------------------------------------------------------------
      (a)                (b)                (c)           (e)           (f)             (g)            (h)            (i)
                                                          Other      Restricted                                    All other
Name and                                                  annual       stock           Options/        LTIP         compen-
principal position                                         comp.       awards           SARs          payouts       sation
                        Year               Salary          ($)           ($)             (#)            ($)           ($)
-------------------------------------------------------------------------------------------------------------------------------
James Meier,
President, CEO          1997/98           $60,000         0                 0           0              0              0
                        1999              $50,000         0                 0           0              0              0
Carrie Hunter,
Secretary, Treasurer    1997/98           $16,022         0           100,000           0              0              0
                        1999                    0         0                 0           0              0              0

Harry Evans             1998                    0         0                 0           0              0              0
Exec. VP & Director     1999                    0         0                 0           0              0              0

Alexandra Rose          1999                    0         0                 0           0              0              0
COO Meier Rose


Options Outstanding

A total of 2,800,000 stock options have been granted from inception to October 31, 1999. None of the options have been exercised to this date. The 1,000,000 options granted to International Financial Corporation in March 1998 were terminated by the Company in March 1999, and are not included in this table. The remaining 1,800,000 options were terminated by the Company in October 1999 and are not included in this table. As a result, as of October 31, 1999, there are no options issued and outstanding.

Summary of Individual Options Granted and Outstanding to October 31, 1999.

In March 1999, the Company granted options to purchase 200,000 shares of the Company's stock to Alexandra Rose, Chief Operating Officer of Meier Rose Pictures Inc., for providing services as a Producer in relation to certain film productions. Such options are exercisable at US$0.75 per share at any time between March 17, 1999 and March 17, 2004. The Company terminated these options in October 1999.

In March 1999, the Company granted options to purchase 500,000 shares of the Company's stock to John Meier, for consulting services. Such options are exercisable at US$0.75 per share at any time between March 17, 1999 and March 17, 2004. The Company terminated these options in October 1999.

In October 1998, the Company granted options to purchase 1,000,000 shares of the Company's stock to Meier Entertainment Group Inc., for consulting services. Such options are exercisable at US$1.00 per share at any time between October 23, 1998 and October 23, 2003. The Company terminated these options in October 1999.

In January 1998, the Company granted options to purchase 100,000 shares of the Company's stock to Harry Evans, a director of the Company. Such options are exercisable at US$1.00 per share at any time between March 4, 1999 and March 4, 2003. The Company terminated these options in October 1999.

In March 1998, the Company issued options to purchase 1,000,000 shares of the Company's stock to International Financial Corporation, for investor relation's services to the company. Such options were exercisable at US$1.00 per share at any time between March 4, 1999 and March 4, 2003. The services of the company were discontinued because they did not result in a financing and the option is no longer valid. No options were exercised.

No compensation was recorded by the Company as the exercise price equaled the fair market value of the Company's stock.

Item 7.   Certain Relationships and Related Transactions

On June 30, 1997, the Company issued 3,500,000 shares of its common stock to Meier Entertainment Group Inc. in consideration for its services in organizing the Company, valued at US$0.001 per common share (see Part I, Item 1, "Description of Business"). At the time of such agreement, James Meier, the Company's President, was an officer and sole stockholder of Meier Entertainment Group Inc. The terms of such transaction were determined by James Meier and cannot be deemed to have been negotiated at arm's length, but at the time the Company had no other stockholders. On June 30, 1997, the Company transferred 100,000 of its shares to Carrie Hunter in recognition of Ms. Hunter's agreement to serve as a director and officer of the Company. Ms. Hunter's shares were restricted and prevented her from selling said shares for a period of one year from the date of issue. Ms. Hunter subsequently transferred 50,000 shares to Meier Entertainment Group Inc. and subsequent to the passage of the one year hold period, Ms. Hunter sold her remaining 50,000 shares. Ms. Hunter now owns no shares in the Company.

For compensation and options issued to officers and directors, (see Part 1, Item 6, "Executive Compensation").

In July 1999 the Company purchased 2 million shares of ITN, a Nevada corporation, at US$0.001 per share, (see Part 1, Item 1, "Description of Business"), of which John Meier is the President and Chief Executive Officer and James Meier is a Director. ITN plans to carry out the business of providing real-time interactive and multi-media services that will be available via the Internet and television.

The directors and certain of the Company's officers and stockholders are also directors, officers and stockholders of other companies engaged in the film and internet business, and conflicts of interest may arise between their fiduciary duties as directors of the Company and as directors of other companies.

There are certain family relationships between the directors, executive officers and their mother. James Meier is the son of John Meier. It was from John Meier's mother that the movie rights to his story were acquired by Meier Entertainment Group Inc.

There are no other relationships with any person under consideration for nomination as a director or appointment as an executive officer of the Company.

Item 8.   Description of Securities.

The Company's articles of incorporation currently provide that the Company is authorized to issue 200,000,000 shares of common stock with a par value of $0.001 per share. As of October 31, 1999, 12,355,260 shares were outstanding.

Common Stock

Each holder of record of the Company's common stock is entitled to one vote per share in the election of the Company's directors and all other matters submitted to the Company's stockholders for a vote. Holders of the Company's common stock are also entitled to share ratably in all dividends when, as, and if declared by the Company's Board of Directors from funds legally available therefore, and to share ratably in all assets available for distribution to the Company's stockholders upon liquidation or dissolution, subject in both cases to any preference that may be applicable to any outstanding preferred stock. There are no preemptive rights to subscribe to any of the Company's securities, and no conversion rights or sinking fund pro-visions applicable to the common stock.

Neither the Company's articles of incorporation nor its bylaws provide for cumulative voting. Accordingly, persons who own or control a majority of the shares outstanding may elect all of the Company's directors, and persons owning less than a majority could be foreclosed from electing any.

                                       PART II

Item 1.   Market Price of Registrants Common Equity and Other Shareholder
          Matters

Market Information

As of October 26, 1998 the Company has been quoted on the National Association of Securities Dealers, Inc.'s "OTC Bulletin Board" under the symbol of "HUES". The following price information was provided by Pacific International Securities Inc. of Vancouver, British Columbia.

High and Low Sales Prices for each quarter within the last two fiscal years.*


                                            HIGH                    LOW
                                      (Price per Share $)    (Price per Share $)
                        Oct 98                2.4                    1.6
                        Jan 99                1.1                   .5625
                        Apr 99               .3125                   .25
                        July 99               .68                    .30

* The quotations reflect inter-dealer prices, without mark-up, mark-down or commission and may not represent actual transactions.

Holders

The number of recorded holders of the Company's common stock as of October 31, 1999 is 784.

Dividends

The Company has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Company currently intends to retain any earnings for the operation and development of its business.

Year 2000 Computer Problems

The Year 2000 problem is a result of certain computer software written using two digits for the date rather than four. Such software may incorrectly interpret a date written as "00" as being the year 1900 or may simply fail to perform at all. This Year 2000 problem may result in severe difficulties for both information technology systems and, indirectly, non-information technology systems.

At present the Company has no information technology systems. As such, the Company does not anticipate any impact on its operations from impacts on computer systems. The Company has made no investigation as to the potential effects the Year 2000 problem may pose to the Company's non-information technology systems. Additionally, the Company has made no attempt to assess the potential impact of the Year 2000 problem in relation to third parties with whom the Company has a relationship. Given the Company's lack of information technology systems, the Company does not anticipate any costs in dealing with the Year 2000 problem.

The most reasonably likely Year 2000 worst case scenario would be a major shutdown of the Internet, which would affect the business of ITN. Depending on the extent and duration of any disruption to the Internet, the Company's investment in ITN may be jeopardized. The Company has no contingency plan to address any worst case scenario in relation to the Year 2000 problem and does not intend to develop one in the future.

The Company has not developed a Year 2000 contingency plan, nor does the Company intend to develop such a plan in the future. Additionally, the Company has made no efforts to determine the progress of any plan in place to become ready for the Year 2000 problem nor does it intend to develop any such plan to address the Year 2000.

Transfer Agent

The Company's transfer agent is Nevada Agency & Trust Co., 50 West Liberty Street (ste. 880), Reno, Nevada 89501, U.S.A.

Item 2.   Legal Proceedings

As of October 31, 1999 the following lawsuits and claims have been made against the Company and/or subsidiaries of the Company:

1. Appin Holdings Ltd. v. Meier Studios (B.B.) Inc. and the Company (Supreme Court of British Columbia, Vancouver Registry, action # C992772, commenced June 1, 1999): under a written lease date March 31, 1998, Appin Holdings Ltd. leased to Meier Studios (B.B.) Inc., movie studio premises located at 6228 Beresford Street, Burnaby, B.C. for a term of five years commencing April 1, 1998. Under a written agreement dated April 1, 1998, the Company agreed to guarantee the lease for a period of 12 months commencing April 1, 1998. The landlord terminated the lease on April 19, 1999, on the basis of its claim, which is disputed, that the tenant failed to pay rent in March and April 1999, and that two claims of builder's liens were filed against the property. The landlord is claiming CDN$228,897.41 (US$153,880.61) against the Company pursuant to agreement, which the Company disputes. Since the Company's guarantee expired on March 31, 1999, the Company calculates that its maximum exposure is CDN$61,634.53 (US$41,434.97), plus interest and costs.


2. Crow Productions Inc. v. Meier Studios (B.B.) Inc. (Supreme Court of British Columbia, Vancouver Registry, action # C993605, commenced July 12,
1999): under a written sublease dated March 31, 1998, Meier Studios (B.B.) Inc. subleased to Crow Productions Inc. the premises described in item 1 above. The subtenant paid rent of CDN$48,150 (US$30,252) to the sub landlord for May, 1999. As a result of the termination of the head lease on April 19, 1999 described in item 1, the subtenant paid the May, 1999 rent again to Appin Holdings Ltd. Crow Productions Inc. is claiming CDN$48,150 (US$30,252) plus interest and costs against Meier Studios (B.C.) Inc. Since Meier Studios is no longer a subsidiary, Management does not believe any judgement would affect the Company.

3.   Ms. Renee Giesse. v. the Company, Meier Studio Management Inc., 532352
B.C. Ltd. and Dennis Rudd (Supreme Court of British Columbia, Vancouver Registry, action # C986645, commenced December 22, 1999): the plaintiff's claim as against the Company and Meier Studio Management Inc. claiming unpaid wages of CDN $83,333.33 (US$56,816.88) plus damages for wrongful dismissal, interest and costs. In the statement of claim, the Ms. Giesse alleges that in December 1997 she agreed to be employed by the Company and it's subsidiary, Meier Studio Management Inc., as a Vice President, Studio Management for the movie studios operated by the defendant in British Columbia. Ms. Giesse alleges that under the terms of the oral employment agreement she was to be paid a salary and benefits commensurate to similar industry executives. Ms. Giesse alleges that a commensurate salary is CDN $125,000 per annum plus the reimbursement of certain expenses. Ms. Giesse further alleges that she carried out her duties as Vice President from December 15, 1997 to August 18, 1998 when she was dismissed without cause. The plaintiff seeks damages in the amount of salary for the period of December 17, 1997 to August 18, 1998. Management denies each and every allegation fact contained in Ms. Giesse's statement of claim. Specifically, Management disputes that there was any employment agreement and believes that the claim is frivolous and without merit. Since the Company filed it's statement of defense on January 18, 1999, there has been no further action taken by Ms. Giesse in relation to her claim.

4. Michael McGowan v. the Company, Meier Studios (Lake City) Inc., Meier Worldwide Entertainment B.C. Ltd. and G.G. Studios Ltd. (Supreme Court of British Columbia, Vancouver Registry, action # C992476, commenced May 14, 1999):
Mr. McGowan loaned CDN$40,000 (US$26,890.75) without specific terms as to interest and repayment to the Company on August 15, 1997. Mr. McGowan requested that the loan be repaid and when the Company did not comply, he commenced the above action. Prior to filing a statement of defense, the Company agreed to a consent judgment of CDN$43,552.49 (US$29,278.98) as at September 1, 1999, to make monthly payments of CDN$1,000.00 (US$672.26) commencing on October 1, 1999, to pay interest at 1% above the HSBC Canada Bank prime rate and to pay the balance on October 1, 2000.

5.   Meier Studios Inc. v. 544553 B.C. Ltd. (Supreme Court of British
Columbia, Vancouver Registry, action #C985401, commenced September 4, 1998). Meier Studios entered into a lease agreement with the defendant to lease 65,000 square foot building on lands owned by the defendant in Delta, British Columbia. Under the terms to the lease, the defendant was required to construct an addition to the existing building of approximately 115,000 square feet. Upon completion of the addition, the basic rent payable by Meier Studios Inc. was to increase to approximately $105,000 per month. In June of 1998, the defendant informed Meier Studios Inc. that the addition had been completed and demanded payment of additional rent. Meier Studios Inc. determined that the addition was not complete nor had the municipal government issued the necessary occupancy permits. Subsequently, the defendant informed Meier Studios Inc. that it had terminated the lease and blocked the plaintiff from accessing the premises. Meier Studios Inc. brought the action seeking a declaration that the lease was valid and requiring specific performance by the defendant. In October 1998, the defendant file its statement of defense and counterclaimed for damages against Meier Studios Inc. Specifically, the defendant sought damages in the amount of $308,040 (less $112,107.55 and $5,552.45 paid into court by Meier Studios Inc.)

On November 1, 1998, the Company sold Meier Studios Inc. to Meier Entertainment Group Inc., a company controlled by the Company's president, James Meier. While Meier Studios Inc. is no longer a subsidiary of the Company, the Company remains liable under the lawsuit as it acted as a guarantor on the original lease.

Item 3.   Changes in and Disagreement with Accountants

From inception to October 31, 1999, the Company's Auditors were Andersen, Andersen & Strong, L.C. of Salt Lake City, Utah, U.S.A. Such firm's Audited financial statements for the period from inception to October 31,1999, did not contain any adverse opinion or disclaimer, nor were there any disagreements between them and the management of the Company.

Item 4.   Recent Sales of Unregistered Securities

From inception through October 31, 1999, the Company has issued and/or sold the following unregistered securities. Such transactions were exempt from registration by virtue of Rule 504 of Regulation D promulgated under the Securities Act of 1933. Such transactions were also exempt from registration by virtue of the fact that they did not involve a public offering of securities and occurred outside of the United States.

================================================================================
Name and Address               No. of
of Shareholder                 Shares         Date of Issue      Price Per Share
================================================================================
Meier Entertainment Group Inc. 3,500,000      June 30, 1997      Issued for
320-1100 Melville Street                                         Services at
Vancouver, BC V6E 4A6                                            $.001 per share
--------------------------------------------------------------------------------
Carrie Hunter                    100,000      June 30, 1997      Issued for
205-2286 Bellevue Avenue                                         Services at
West Vancouver, BC V7V 1C6                                       $.001 per share
--------------------------------------------------------------------------------
Bond Mercantile Limited          950,000     June 30, 1997      Issued for Cash
Akara Bldg, 24 de Castro Street                                  at $.001
Road Town, Tortola, BVI
Attn: Juan Mashburn
--------------------------------------------------------------------------------
Casteen International Limited    800,000      June 30, 1997      Issued for Cash
Saffrey Square, Suite 205                                        at $.001
Nassau, Bahamas
Attn: Antoinette Stubbs
--------------------------------------------------------------------------------
Cross Corporation                825,000      June 30, 1997      Issued for Cash
No. 2 Commercial Centre Square                                   at $.001
Alofi, Niue
Cornelio McKay
--------------------------------------------------------------------------------
Douglas Inc.                     850,000      June 30, 1997      Issued for Cash
Arango-Orillac Bldg.                                             at $.001
Panama City, Panama
Attn: Leticia Montoyal
--------------------------------------------------------------------------------
Loyalty United International     925,000      June 30, 1997      Issued for Cash
Inc.                                                             at $.001
No. 2 Commercial Centre Square
Alofi, Niue
Attn: Ronald Lui
--------------------------------------------------------------------------------
Peregrine Corporation            750,000      June 30, 1997      Issued for Cash
Arango-Orillac Bldg.                                             at $.001
Panama City, Panama
Attn: Francis Perez
--------------------------------------------------------------------------------
Troy International Inc.          900,000      June 30, 1997      Issued for Cash
No. 2 Commercial Centre Square                                   at $.001
Alofi, Niue
Attn: Michael Laidlaw
--------------------------------------------------------------------------------
Gyro-Gym Enterprises Inc.        400,000      July 30, 1997      Issued for
320-1100 Melville Street                                         Services at
Vancouver, BC V6E 3C9                                            $.061 per share
--------------------------------------------------------------------------------
Lucy Chan                          7,000      January 30, 1998   Issued for Cash
337 West 2nd Avenue                                              at $.50
Vancouver, BC Canada V5Y 1C9
--------------------------------------------------------------------------------
MC Studios                        98,366      January 30, 1998   Issued for Cash
6130 Wilson Avenue                                               at $.50
Burnaby, BC Canada V5H 2R8
Attn: Dennis Rudd
--------------------------------------------------------------------------------
Avalon Enterprises Inc.          394,634      January 30, 1998   Issued for Cash
No. 2 Commercial Centre Square                                   at $.50
Alofi, Niue
--------------------------------------------------------------------------------

================================================================================
Name and Address               No. of
of Shareholder                 Shares         Date of Issue      Price Per Share
================================================================================
Wayne Alan Taylor                 50,000      January 30, 1998   Issued for
415 South Tower, 5811 Cooney Rd.                                 Services at
Richmond, BC Canada V6X 3M8                                      $1.00
--------------------------------------------------------------------------------
Michael Anderson                     310      January 30, 1998   Issued for
3765 Belgrave Street                                             Services at
Victoria, BC Canada V8Z 5A1                                      $1.00
--------------------------------------------------------------------------------
Deraco Consultants                 2,500      January 30, 1998   Issued for
1345 West 3rd Avenue                                             Services at
Vancouver, BC Canada V6J 1L5                                     $1.00
--------------------------------------------------------------------------------
Amarjit K. Gill                    1,300      January 30, 1998   Issued for
5864 104th Street                                                Services at
Delta, BC Canada V7K 3N3                                         $1.00
--------------------------------------------------------------------------------
Sarinder Gill                      1,191      January 30, 1998   Issued for
5864 104th Street                                                Services at
Delta, BC Canada V7K 3N3                                         $1.00
--------------------------------------------------------------------------------
Helen MacCoomb                     3,261      January 30, 1998   Issued for
3951 Hamilton Street                                             Services at
Port Coquitlam, BC                                               $1.00
Canada V3B 3A8
--------------------------------------------------------------------------------
Jean M. Schwartz                     100      January 30, 1998   Issued for
6, West 38th Avenue                                              Services at
Vancouver, BC Canada V5Y 2N4                                     $1.00
--------------------------------------------------------------------------------
Andy Sangha                       10,000      January 30, 1998   Issued for Cash
9331 Granville Avenue                                            at $1.00
Richmond, BC Canada V6Y 1P9
--------------------------------------------------------------------------------
Lakhani Movie Consulting           2,889      January 30, 1998   Issued for
Box 4364 Station Terminal                                        Services at
Vancouver, BC Canada V6B 3Z7                                     $1.00
--------------------------------------------------------------------------------
Alan Ashcroft                      1,100      January 30, 1998   Issued for
2005 Sooke Road                                                  Services at
Sooke, BC Canada V9B 5Y2                                         $1.00
--------------------------------------------------------------------------------
Jean M. Schwartz                     100      January 30, 1998   Issued for
6, West 38th Avenue                                              Services at
Vancouver, BC Canada V5Y 2N4                                     $1.00
--------------------------------------------------------------------------------
Marianne Szabo                       200      January 30, 1998   Issued for
Box 19015 West 4th Avenue                                        Services at
Vancouver, BC Canada V6K 4R8                                     $1.00
--------------------------------------------------------------------------------
Jean M. Schwartz                     300      January 30, 1998   Issued for
6, West 38th Avenue                                              Services at
Vancouver, BC Canada V5Y 2N4                                     $1.00
--------------------------------------------------------------------------------
George Young                       2,338      January 30, 1998   Issued for
12-3640 East Hastings Street                                     Services at
Vancouver, BC Canada V5K 2A9                                     $1.00
--------------------------------------------------------------------------------
Lucy Chan                          3,669      January 30, 1998   Issued for Cash
337 West 2nd Avenue                                              at $1.00
Vancouver, BC Canada V5Y 1C9
--------------------------------------------------------------------------------
Pang Chak Yan                      5,000      January 30, 1998   Issued for Cash
337 West 2nd Avenue                                              at $1.00
Vancouver, BC Canada V5Y 1C9
--------------------------------------------------------------------------------
Ralph Schonwetter                    346      January 30, 1998   Issued for Cash
337 West 2nd Avenue                                              at $1.00
Vancouver, BC Canada V5Y 1C9
--------------------------------------------------------------------------------
Tam Ka Yee                         5,000      January 30, 1998   Issued for Cash
337 West 2nd Avenue                                              at $1.00
Vancouver, BC Canada V5Y 1C9
--------------------------------------------------------------------------------

================================================================================
Name and Address               No. of
of Shareholder                 Shares         Date of Issue      Price Per Share
================================================================================
Daniel Chan                        8,960      January 30, 1998   Issued for Cash
337 West 2nd Avenue                                              at $1.00
Vancouver, BC Canada V5Y 1C9
--------------------------------------------------------------------------------
Patricia Donahue                   7,000      January 30, 1998   Issued for Cash
202-1550 Barclay Street                                          at $1.00
Vancouver, BC Canada V6G 3B1
--------------------------------------------------------------------------------
Suzanna Macrury                    2,000     January 30, 1998    Issued for Cash
202-1550 Barclay Street                                          at $1.00
Vancouver, BC Canada V6G 3B1
--------------------------------------------------------------------------------
Cindy Cassidy                      1,000      January 30, 1998   Issued for Cash
2186 Salisbury Avenue                                            at $1.00
Port Coquitlam, BC
Canada V3C 1Y1
--------------------------------------------------------------------------------
Jannifer Sung                      5,000      January 30, 1998   Issued for Cash
337 West 2nd Avenue                                              at $1.00
Vancouver, BC Canada V5Y 1C9
--------------------------------------------------------------------------------
David W. Ginn                      2,000      January 30, 1998   Issued for Cash
4097 Spruce Street                                               at $1.00
Burnaby, BC Canada V5G 1Y3
--------------------------------------------------------------------------------
Darvin Anderson                    3,100      January 30, 1998   Issued for Cash
4855 Elk Road                                                    at $1.00
Victoria, BC Canada V8X 4M6
--------------------------------------------------------------------------------
Michael Anderson                   1,000      January 30, 1998   Issued for Cash
3765 Belgrave Street                                             at $1.00
Victoria, BC Canada V82 5A1
--------------------------------------------------------------------------------
Salim Lakhani                      3,596      January 30, 1998   Issued for Cash
Box 4364 Stn Terminal                                            at $1.00
Vancouver, BC Canada V6B 3Z7
--------------------------------------------------------------------------------
Helen MacCoomb                     2,000      January 30, 1998   Issued for Cash
3951 Hamilton Street                                             at $1.00
Port Coquitlam, BC
Canada V3B 3A8
--------------------------------------------------------------------------------
James Fantin                       1,000      January 30, 1998   Issued for Cash
202-1720 Larch Street                                            at $1.00
Vancouver, BC Canada V6K 3N8
--------------------------------------------------------------------------------
Jean Schwartz                      1,000      January 30, 1998   Issued for Cash
6 West 38th Avenue                                               at $1.00
Vancouver, BC Canada V5Y 2N4
--------------------------------------------------------------------------------
Bryan Ward                         2,900      January 30, 1998   Issued for Cash
31 East 5th Street                                               at $1.00
Vancouver, BC V5T 1G7
--------------------------------------------------------------------------------
Tony Froese                        1,000      January 30, 1998   Issued for Cash
1536 53A Street                                                  at $1.00
Delta, BC Canada V4M 3G2
--------------------------------------------------------------------------------
Brad Hallam                        1,000      January 30, 1998   Issued for Cash
858 Cambria Wood Cres.                                           at $1.00
Victoria, BC Canada V8Y 2X1
--------------------------------------------------------------------------------
Khushminder Garcha                 2,000      January 30, 1998   Issued for Cash
7107 - 143 A Street                                              at $1.00
Surrey, BC Canada V3W 0Y3
--------------------------------------------------------------------------------
Sarinder Gill                      1,000      January 30, 1998   Issued for Cash
5864 104th Street                                                at $1.00
Delta, BC Canada V4K 3N3
--------------------------------------------------------------------------------
Satdev Gill                        3,000      January 30, 1998   Issued for Cash
5864 104th Street                                                at $1.00
Delta, BC Canada V4K 3N3
--------------------------------------------------------------------------------

================================================================================
Name and Address               No. of
of Shareholder                 Shares         Date of Issue      Price Per Share
================================================================================
Amarjit Gill                       1,000      January 30, 1998   Issued for Cash
5864 104th Street                                                at $1.00
Delta, BC Canada V4K 3N3
--------------------------------------------------------------------------------
Lakhdev Gill                       2,000      January 30, 1998   Issued for Cash
5864 104th Street                                                at $1.00
Delta, BC Canada V4K 3N3
--------------------------------------------------------------------------------
Gurdashan S. Gill                  5,000      January 30, 1998   Issued for Cash
5864 104th Street                                                at $1.00
Delta, BC Canada V4K 3N3
--------------------------------------------------------------------------------
Tillium Watters                    1,000      January 30, 1998   Issued for Cash
6 - 38th Avenue West                                             at $1.00
Vancouver, BC Canada V5Y 2N4
--------------------------------------------------------------------------------
Bob Dillon                         1,000      January 30, 1998   Issued for Cash
3792 Argyle Way                                                  at $1.00
Port Alberni, BC
Canada V9Y 8A6
--------------------------------------------------------------------------------
George A. Grieve                  36,500      January 30, 1998   Issued for Cash
1205-3071 Glender                                                at $1.00
Coquitlam, BC Canada V3B 7R1
--------------------------------------------------------------------------------
Darryl Craig                       1,315      January 30, 1998   Issued for Cash
5345 Tuanton Street                                              at $1.00
Vancouver, BC V5R 2B4
--------------------------------------------------------------------------------
Ian Clark                          3,000      January 30, 1998   Issued for Cash
1106 - 1065 Quayside Drive                                       at $1.00
New Westminster, BC V3M 1C5
--------------------------------------------------------------------------------
Susanne Bergler                    2,000      January 30, 1998   Issued for Cash
3131 Williams Road                                               at $1.00
Richmond, BC Canada V7E 1H8
--------------------------------------------------------------------------------
Terry Lombardo                     4,500      January 30, 1998   Issued for Cash
2577 Belloc Street                                               at $1.00
North Vancouver, BC V7H 1H9
--------------------------------------------------------------------------------
Salim Lakhani                      3,623      January 30, 1998   Issued for Cash
Box 4364 Station Terminal                                        at $1.00
Vancouver, BC Canada V6B 3Z7
--------------------------------------------------------------------------------
Salim Lakhani                     18,116      January 30, 1998   Issued for Cash
Box 4364 Station Terminal                                        at $1.00
Vancouver, BC Canada V6B 3Z7
--------------------------------------------------------------------------------
Fay Rae                            1,000      January 30, 1998   Issued for Cash
101-6963 Gilley Avenue                                           at $1.00
Burnaby, BC Canada V5J 4W8
--------------------------------------------------------------------------------
Warren Nyuli                       5,000      January 30, 1998   Issued for Cash
6255-112A Street                                                 at $1.00
Edmonton, AB Canada T6H 3K4
--------------------------------------------------------------------------------
Sean Lenihan                       4,000      January 30, 1998   Issued for Cash
2555 Norcrest Ct.                                                at $1.00
Burnaby, BC Canada V3J 1C7
--------------------------------------------------------------------------------
Carol Bomke                        3,000      January 30, 1998   Issued for Cash
4453 James Street                                                at $1.00
Vancouver, BC Canada V5V 3H9
--------------------------------------------------------------------------------
John Peters                        1,000      January 30, 1998   Issued for Cash
3391 West 7th Avenue                                             at $1.00
Vancouver, BC Canada V6R 1V9
--------------------------------------------------------------------------------
Hanif Juma                        10,000      January 30, 1998   Issued for Cash
50 - 5380 Smith Drive                                             at $1.00
Richmond, BC Canada V6V 2K8
--------------------------------------------------------------------------------

================================================================================
Name and Address               No. of
of Shareholder                 Shares         Date of Issue      Price Per Share
================================================================================
Balbir Sangha                      5,000      April 14, 1998     Issued for cash
11092 - 129 Street                                               at $1.00
Surrey, BC  V3T 3J4
--------------------------------------------------------------------------------
Cindy Lou Griffith                 1,000      April 14, 1998     Issued for cash
3349 West 27th Avenue                                            at $1.00
Vancouver, BC V6S 1P5
--------------------------------------------------------------------------------
D. Kay                               714      April 14, 1998     Issued for cash
4240 Lancelot Drive                                              at $1.00
Richmond, BC V7C 4S3
--------------------------------------------------------------------------------
Darren Postma                      5,000      April 14, 1998     Issued for cash
2663 Chapman Place                                               at $1.00
Abbotsford, BC V2S 7J2
--------------------------------------------------------------------------------
David Kay & Lydia Kay              3,470      April 14, 1998     Issued for cash
4240 Lancelot Drive                                              at $1.00
Richmond, BC V7C 4S3
--------------------------------------------------------------------------------
David Nash                         1,000      April 14, 1998     Issued for cash
1828 Keys Place                                                  at $1.00
Abbotsford, BC V2S 5G9
--------------------------------------------------------------------------------
Dianne Mulligan                    1,000      April 14, 1998     Issued for cash
13711 - 72nd Avenue Suite 420                                    at $1.00
Surrey, BC V3W 2P2
--------------------------------------------------------------------------------
Elizabeth Naylor                   1,000      April 14, 1998     Issued for cash
1828 Keys Place                                                  at $1.00
Abbotsford, BC V2S 5G9
--------------------------------------------------------------------------------
Emanuel Kobas                        700      April 14, 1998     Issued for cash
2532 Mackenzie Street                                            at $1.00
Vancouver, BC V6K 3Z7
--------------------------------------------------------------------------------
Erik Diewert                       1,000      April 14, 1998     Issued for cash
4169 Yuculta Cres                                                at $1.00
Vancouver, BC V6N 4A9
--------------------------------------------------------------------------------
Gordon Roberts                       714      April 14, 1998     Issued for cash
301-7540 Minoru Blvd.                                            at $1.00
Richmond, BC V6E 1Z5
--------------------------------------------------------------------------------
Harley Duorkin                     5,000      April 14, 1998     Issued for cash
402 - 907 Beach Avenue                                           at $1.00
Vancouver, BC V6Z 2R3
--------------------------------------------------------------------------------
Jackie Morris & Brad Morris        3,470      April 14, 1998     Issued for cash
7430 Mark Cres                                                   at $1.00
Burnaby, BC V5A 1Z3
--------------------------------------------------------------------------------
Jackie Vincent                     1,000      April 14, 1998     Issued for cash
RR 1 S-14-C-15                                                   at $1.00
Madreia Park, BC V0N 2H0
--------------------------------------------------------------------------------
Jason Coe                          1,000      April 14, 1998     Issued for cash
8431 Cartier Street                                              at $1.00
Vancouver, BC V6P 4T7
--------------------------------------------------------------------------------
Jeff Zabubek                       1,000      April 14, 1998     Issued for cash
2711 East 40th Avenue                                            at $1.00
Vancouver, BC V5R 2W1
--------------------------------------------------------------------------------
Jennifer Jang                      1,500      April 14, 1998     Issued for cash
2304 West 8th Avenue                                             at $1.00
Vancouver, BC V6K 2A9
--------------------------------------------------------------------------------
Joe Radonic                        4,000      April 14, 1998     Issued for cash
102 - 5880 Dover Cres                                            at $1.00
Richmond, BC V7C 5P5
--------------------------------------------------------------------------------

================================================================================
Name and Address               No. of
of Shareholder                 Shares         Date of Issue      Price Per Share
================================================================================
Kashmir Johal                     50,000      April 14, 1998     Issued for cash
1086 West 54th Avenue                                            at $1.00
Vancouver, BC V6P 1M8
--------------------------------------------------------------------------------
Louise Alston                      2,600      April 14, 1998     Issued for cash
1179 Pacific Drive                                               at $1.00
Delta, BC V4M 2K2
--------------------------------------------------------------------------------
Makkhan Sidhu                      5,000      April 14, 1998     Issued for cash
16638 78A Avenue                                                 at $1.00
Surrey, BC V3S 8S2
--------------------------------------------------------------------------------
Mark Sander                        2,400      April 14, 1998     Issued for cash
800 - 475 West Georgia Street                                    at $1.00
Vancouver, BC V6B 4M9
--------------------------------------------------------------------------------
Monique Elbers                     1,000      April 14, 1998     Issued for cash
4723 Saddlehorn Cres                                             at $1.00
Langley, BC V2Z 2L7
--------------------------------------------------------------------------------
Pam Rosen                            145      April 14, 1998     Issued for cash
RR 1 S-14-C-15                                                   at $1.00
Madreia Park, BC V0N 2H0
--------------------------------------------------------------------------------
Parm Sandhu                        3,000      April 14, 1998     Issued for cash
12301 90 Avenue                                                  at $1.00
Surrey, BC V3V 1B7
--------------------------------------------------------------------------------
Paul Cunha & Margaret Cunha        1,500      April 14, 1998     Issued for cash
707 - 23rd Street                                                at $1.00
New Westminster, BC V3M 5W4
--------------------------------------------------------------------------------
Ralph Schonwetter                  1,000      April 14, 1998     Issued for cash
7751 Afton Drive                                                 at $1.00
Richmond, BC V7A 1A2
--------------------------------------------------------------------------------
Richard LaBelle                    1,400      April 14, 1998     Issued for cash
15275 Victoria Avenue                                            at $1.00
White Rock, BC V4B 1G9
--------------------------------------------------------------------------------
Richard McVicar                    3,500      April 14, 1998     Issued for cash
104 -932 Robison Street                                          at $1.00
Coquitlam, BC V3B 7R1
--------------------------------------------------------------------------------
Robert Edwards                     9,000      April 14, 1998     Issued for cash
PO Box 669                                                       at $1.00
Port Coquitlam, BC V3B 6H9
--------------------------------------------------------------------------------
Steve Hurtig                       1,000      April 14, 1998     Issued for cash
14901 88A Avenue                                                 at $1.00
Surrey, BC V3R 6Y4
--------------------------------------------------------------------------------
Tam Ka Yee                         5,000      April 14, 1998     Issued for cash
337 West 2nd Avenue                                              at $1.00
Vancouver, BC V5Y 1C9
--------------------------------------------------------------------------------
Tricia Lacuesta                    3,571      April 14, 1998     Issued for cash
3749 West 11th Avenue                                            at $1.00
Vancouver, BC V6R 1K7
--------------------------------------------------------------------------------
Maria Waterman                       500      June 15, 1998      Issued for Cash
205-1305 Jervis Street                                           at $1.00
Vancouver, BC V6E 2E4
--------------------------------------------------------------------------------
Ryan Bird                            500      June 15, 1998      Issued for Cash
314 - 8500 General Currie Road                                   at $1.00
Richmond, BC V6Y 3V4
--------------------------------------------------------------------------------
Yook Yin Ho                       20,000      June 15, 1998      Issued for Cash
Alexander House                                                  at $1.00
16-20 Chater Road, Room 1709
Hongkong
--------------------------------------------------------------------------------

================================================================================
Name and Address               No. of
of Shareholder                 Shares         Date of Issue      Price Per Share
================================================================================
Brent Vickers                     10,000      June 15, 1998      Issued for Cash
130 Monteith Drive                                               at $1.00
Salt Spring Island, BC V8K 1H4
--------------------------------------------------------------------------------
Doug Stayer                        1,000      June 15, 1998      Issued for Cash
PO Box 525                                                       at $1.00
Garibaldi Highlands,
BC V0N 1T0
--------------------------------------------------------------------------------
Jean Schwartz                      1,000      June 15, 1998      Issued for Cash
6 West 38th Avenue                                               at $1.00
Vancouver, BC V5Y 2N6
--------------------------------------------------------------------------------
Matt Robertson                       500      June 15, 1998      Issued for Cash
8711 Sidaway Road                                                at $1.00
Richmond, BC V6W 1G7
--------------------------------------------------------------------------------
Duane Gafoor                       1,000      June 15, 1998      Issued for Cash
8711 Sidaway Road
Richmond, BC V6W 1G7
--------------------------------------------------------------------------------
Hyphen International               2,857      June 15, 1998      Issued for Cash
Trading Ltd.                                                     at $1.00
Suite 304 - 7117 Antrim Avenue
Burnaby, BC V5J 5K1
--------------------------------------------------------------------------------
Tony Chua                          2,857      June 15, 1998      Issued for Cash
1475 Kensington Avenue                                           at $1.00
Burnaby, BC V5B 4C4
--------------------------------------------------------------------------------
David Cheng                        1,000      June 15, 1998      Issued for Cash
9211 Parksville Drive                                            at $1.00
Richmond, BC V7E 4K1
--------------------------------------------------------------------------------
Tina Hoy                           3,571      June 15, 1998      Issued for Cash
438-5880 Dover Crescent                                          at $1.00
Richmond, BC V7C 5P5
--------------------------------------------------------------------------------
Lucy Chan                         14,285      June 15, 1998      Issued for Cash
337 West 2nd Avenue                                              at $1.00
Vancouver, BC V5Y 1C9
--------------------------------------------------------------------------------
SL Performance Motor Group         7,000      June 15, 1998      Issued for Cash
337 West 2nd Avenue                                              at $1.00
Vancouver, BC V5Y 1C9
--------------------------------------------------------------------------------
C. Chan                              414      June 15, 1998      Issued for Cash
337 West 2nd Avenue                                              at $1.00
Vancouver, BC V5Y 1C9
--------------------------------------------------------------------------------
Federick Chan                     10,000      June 15, 1998      Issued for Cash
8301 Granville Street                                            at $1.00
Vancouver, BC V6P 4Z8
--------------------------------------------------------------------------------
Alnoor Virani                      3,571      June 15, 1998      Issued for Cash
101-1668 West Broadway                                           at $1.00
Vancouver, BC V6J 1X6
--------------------------------------------------------------------------------
Nick Choham                        5,000      June 15, 1998      Issued for Cash
504-4211 Kingsway                                                at $1.00
Burnaby, BC V5H 1Z6
--------------------------------------------------------------------------------
Andy Fung                          3,571      June 15, 1998      Issued for Cash
8468 Sunset Drive                                                at $1.00
Richmond, BC V6C 3Y6
--------------------------------------------------------------------------------
Celia Chan                         3,000      June 15, 1998      Issued for Cash
312 - 8700 Ackroyd Rd.                                           at $1.00
Richmond, BC V6X 3G2
--------------------------------------------------------------------------------
Mark Usher                         4,000      June 15, 1998      Issued for Cash
3209 Archibald Way                                               at $1.00
Whistler, BC V0N 1B3
--------------------------------------------------------------------------------
Kieu Tai Lam                       2,000      June 15, 1998      Issued for Cash
4851 Knight Street                                               at $1.00
Vancouver, BC V5N 3N3
--------------------------------------------------------------------------------

================================================================================
Name and Address               No. of
of Shareholder                 Shares         Date of Issue      Price Per Share
================================================================================
Joginder Basra                     5,000      June 15, 1998      Issued for Cash
1018 West 58th Avenue                                            at $1.00
Vancouver, BC V6P 1W1
--------------------------------------------------------------------------------
Sonia Kalia                        5,000      June 15, 1998      Issued for Cash
1018 West 58th Avenue                                            at $1.00
Vancouver, BC V6P 1W1
--------------------------------------------------------------------------------
Rajeev Opal                       10,000      June 15, 1998      Issued for Cash
6949 Selkirk Street                                              at $1.00
Vancouver, BC V6P 4H1
--------------------------------------------------------------------------------
Balwinder K. Dhillon              10,000      June 15, 1998      Issued for Cash
4404 31st Street                                                 at $1.00
Edmonton, AB T6T 1BL
--------------------------------------------------------------------------------
Christopher Simms                  4,000      June 15, 1998      Issued for Cash
15726 - 100th Avenue                                             at $1.00
Surrey, BC V4N 2B2
--------------------------------------------------------------------------------
Lance Bremner                      2,000      June 15, 1998      Issued for Cash
15015 Bluebird Cres.                                             at $1.00
Surrey, BC V3R 4T8
--------------------------------------------------------------------------------
Robert Coenen                      3,000      June 15, 1998      Issued for Cash
15642 93rd Avenue                                                at $1.00
Surrey, BC V4N 2B3
--------------------------------------------------------------------------------
Jeremy Leung                       3,000      June 15, 1998      Issued for Cash
140 - 4603 Kingsway                                              at $1.00
Burnaby, BC V5H 4M4
--------------------------------------------------------------------------------
Matthew Chipera                    2,000      June 15, 1998      Issued for Cash
8117 Explorers Walk                                              at $1.00
Vancouver, BC V5S 4A9
--------------------------------------------------------------------------------
Surjit Uppal                       1,000      July 31, 1998      Issued for Cash
6680 London Court                                                at $1.00
Delta, BC V4K 4W7
--------------------------------------------------------------------------------
Van Wong                           7,000      July 31, 1998      Issued for Cash
16658 85A Avenue                                                 at $1.00
Surrey, BC V4N 5A7
--------------------------------------------------------------------------------
Sarbjit Basran                     1,100      July 31, 1998      Issued for Cash
1905 Edinburgh Street                                            at $1.00
New Westminster, BCV3M 2X4
--------------------------------------------------------------------------------
Rummen Johal                       1,000      July 31, 1998      Issued for Cash
1086 West 54th Avenue                                            at $1.00
Vancouver, BC V6P 1N1
--------------------------------------------------------------------------------
Roop Johal                         6,000      July 31, 1998      Issued for Cash
1905 Edinburgh Street                                            at $1.00
New Westminster, V3M 2X4
--------------------------------------------------------------------------------
Nor'aini Smith                     1,700      July 31, 1998      Issued for Cash
3901 Parkway Drive                                               at $1.00
Vancouver, BC V6L 3C9
--------------------------------------------------------------------------------
Janik Manhas                       3,000      July 31, 1998      Issued for Cash
4032 Martha Cres.                                                at $1.00
Victoria, BC V8X 2E3
--------------------------------------------------------------------------------
Jaswant Manhas                     1,500      July 31, 1998      Issued for Cash
4032 Martha Cres.                                                at $1.00
Victoria, BC v8X 2E3
--------------------------------------------------------------------------------
Derek Lai                          6,760      July 31, 1998      Issued for Cash
409-6866 Nicholson Rd.                                           at $1.00
North Delta, BC V4E 3M6
--------------------------------------------------------------------------------
Mike McGowan                      24,000      July 31, 1998      Issued for Cash
3661 Haida Drive                                                 at $1.00
Vancouver, BC V5M 3Y9
--------------------------------------------------------------------------------

================================================================================
Name and Address               No. of
of Shareholder                 Shares         Date of Issue      Price Per Share
================================================================================
Renee Giesse                      34,581      July 31, 1998      Issued for Cash
3041 East 54th Avenue                                            at $1.00
Vancouver, BC V5S 1Y8
--------------------------------------------------------------------------------
Bryon Ziegler                     15,000      July 31, 1998      Issued for Cash
1917 West 4th Avenue, Suite 420                                  at $1.00
Vancouver, BC V6J 1M7
--------------------------------------------------------------------------------
Gurjeet Thind                      2,000      July 31, 1998      Issued for Cash
15275 95A Avenue                                                 at $1.00
Surrey, BC V3R 8J7
--------------------------------------------------------------------------------
Emerson Bennett &                350,000      August 28, 1998    Issued for
Associates Inc.                                                  Services
6261 NW 6th Way Suite 207
Fort Lauderdale , FL 33309
--------------------------------------------------------------------------------
Ossie Bains                        3,000      November 5, 1998   Issued for Cash
9-1063 Valewood Trail                                            at $1.00
Victoria, BC V8X 5G5
--------------------------------------------------------------------------------
David Zazubek                      2,000      November 5, 1998   Issued for Cash
2711 East 40th Avenue                                            at $1.00
Vancouver, BC V5R 2W7
--------------------------------------------------------------------------------
Mark Usher                         4,000      November 5, 1998   Issued for Cash
3209 Archibald Way                                               at $1.00
Whistler, BC V0N 1B3
--------------------------------------------------------------------------------
Northwest Imaging & FX            19,000      November 5, 1998   Issued for
100 - 2338 Columbia Street                                       Services
Vancouver, BC V5Y 3Y3
--------------------------------------------------------------------------------
Tracey Bell                        1,200      November 5, 1998   Issued for
101-1184 Denman Street                                           Services
Box 260, Vancouver, BC V6G 2M9
--------------------------------------------------------------------------------
Ken Chua                          20,000      November 5, 1998   Issued for
10880 Maddocks Road                                              Services
Richmond, BC V7A 3M8
--------------------------------------------------------------------------------
Jim Grisdale                      10,000      November 5, 1998   Issued for
3905 W. 13th Avenue                                              Services
Vancouver, BC V6R 2T1
--------------------------------------------------------------------------------
Daniel Chan                        8,760      November 5, 1998   Issued for Cash
337 W 2nd Avenue                                                 at $1.00
Vancouver, BC V5Y 1C9
--------------------------------------------------------------------------------
Janice Bauer                         400      November 5, 1998   Issued for Cash
5843 Lickman Road                                                at $1.00
Chilliwack, BC V2R 1B2
--------------------------------------------------------------------------------
Rick Warren                        1,500      November 5, 1998   Issued for Cash
46719 Woodspring Drive                                           at $1.00
Chilliwack, BC V2R 3W6
--------------------------------------------------------------------------------
Shirley Warren                     1,500      November 5, 1998   Issued for Cash
46719 Woodspring Drive                                           at $1.00
Chilliwack, BC V2R 3W6
--------------------------------------------------------------------------------
Janice Gear                        1,000      November 5, 1998   Issued for Cash
2469 Sunnyside Place                                             at $1.00
Abbotsford, BC V2T 4C4
--------------------------------------------------------------------------------
Jean Scwartz                         200      November 5, 1998   Issued for
6 West 38th Avenue                                               Services
Vancouver, BC V5Y 2N4
--------------------------------------------------------------------------------
Geven Opal                         7,000      December 30, 1998  Issued for Cash
6949 Selkirk Street                                              at $1.00
Vancouver, BC V6P 4H1
--------------------------------------------------------------------------------
Gary Lo                            2,000      December 30, 1998  Issued for Cash
6142 Beatrice Street                                             at $1.00
Vancouver, BC V5P 3R2
--------------------------------------------------------------------------------

================================================================================
Name and Address               No. of
of Shareholder                 Shares         Date of Issue      Price Per Share
================================================================================
Murrary Weissman                   6,000      January 21, 1999   Issued for
4605 Lankershim Blvd.                                            Services
North Hollywood, CA 91602
--------------------------------------------------------------------------------
Dick Delson                        6,000      January 21, 1999   Issued for
4605 Lankershim Blvd.                                            Services
North Hollywood, CA 91602
--------------------------------------------------------------------------------
Blaine Ruzycki                   200,000      May 18, 1999       Issued for
412 - 22nd Avenue N.E.                                           Services
Calgary, AB Canada T2E 1T7
--------------------------------------------------------------------------------
Jerzy Babkowski                  100,000      July 9, 1999       Issued for
2609 Harrier Drive                                               Services
Coquitlam, BC V3E 2A7
--------------------------------------------------------------------------------
Granite Hill Limited             494,380      September 9, 1999  Line of Credit
Box 71                                                           converted at
Alofi, Niue                                                      $0.20
--------------------------------------------------------------------------------

Note:
The total number of shares issued from inception to July 31, 1999 was 11,860,880.
*Subsequent to July 31, 1999, the Company has issued an additional 594,380 shares of common stock for a total of 12,355,260 unregistered shares issued to October 31, 1999.

Item 5.   Indemnification of Directors and Officers

Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust, or other enterprise. The Company's bylaws provide that such persons shall be indemnified and held harmless to the fullest extent permitted by Nevada law.

Nevada law permits the Company to advance expenses in connection with defending any such proceedings, provided that the indemnitee undertakes to repay any such advances if it is later determined that such person was not entitled to be indemnified by the Company. The Company's bylaws require that the Company advance such funds upon receipt of such an undertaking with respect to repayment. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing pro-visions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                      PART F/S

                             Audited Financial Statements


The following financial statements are filed with this Form 10-SB:
                                                                        Page No.
                                                                        --------

Accountant's Report                                                           33

Consolidated Financial Statements of Meier Worldwide Intermedia Inc. and Subsidiaries

   Consolidated Balance Sheet as of October 31, 1999                          34

   Consolidated Statements of Operations for the Years Ended October 31,
   1999, 1998 and the Period June 17, 1997 (date of inception) to
   October 31, 1997                                                           35

   Statement of Changes in Stockholders' Equity for the Period June 17,
   1997 to October 31, 1999                                                   36

   Consolidated Statement of Cash Flows for the Period from June 17,
   1997 to October 31, 1999                                                   38

Notes to Financial Statements                                                 39

Board of Directors
Meier Worldwide Intermedia Inc. and Subsidiaries
Vancouver, B.C. Canada


                  REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


We have audited the accompanying consolidated balance sheet of Meier Worldwide Intermedia Inc, and subsidiaries, at October 31, 1999 and the related consolidated statement of operations, changes in stockholders' equity, and cash flows for the years ended October 31, 1999, October 31, 1998 and the period from June 17, 1997 (date of inception) to October 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position for Meier Worldwide Intermedia Inc. and Subsidiaries at October 31, 1999 and the results of operations and cash flows for the years ended October 31, 1999, October 31, 1998 and the period June 17, 1997 (date of inception) to October 31, 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company will need additional working capital to service its debt for the coming year and for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in
Note 9. These financial statements do not include any adjustments that might result form the outcome of this uncertainty.


April 10, 2000                                By: /s/ Andersen Anderson & Strong
                                              ----------------------------------
Salt Lake City, Utah.

                 MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
                            (Development Stage Company)
                            CONSOLIDATED BALANCE SHEET
                                  October 31, 1999
--------------------------------------------------------------------------------

                                                                October 31, 1999
ASSETS

CURRENT ASSETS
   Cash                                                         $            43
   Accounts receivable                                                       68
   Prepaid expenses                                                        -
                                                                 ---------------
     Total Current Assets                                                   111
                                                                 ===============

OTHER ASSETS
   Advance security deposits - auto leases                                 -
                                                                 ---------------


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable - Note 6                                    $          -
   Accrued rent payable - Note 4                                         41,435
   Accounts payable - related parties                                     3,288
   Accounts payable - other                                              15,343
                                                                 ---------------
     Total Current Liabilities                                           60,066
                                                                 ---------------

NON CURRENT LIABILITIES
   Note payable - long term - Note 6                                     32,431
                                                                 ---------------

STOCKHOLDERS' EQUITY
   Common stock
     200,000,000 shares authorized, at $0.001 par value;
     12,355,260 shares issued and outstanding on October
       31, 1999                                                          12,355
   Capital in excess of par value                                     1,528,836
   Accumulated deficit                                               (1,633,577)
                                                                 ---------------

     Total Stockholders' Equity (deficiency)                            (92,386)
                                                                 ---------------

                                                                $           111
                                                                 ===============

  The accompanying notes are an integral part of these financial statements

                 MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  For the Years Ended October 31, 1999, 1998 and
          the Period June 17, 1997 (date of inception) to October 31, 1997
--------------------------------------------------------------------------------
                              October 31,       October 31,         October 31,
                                  1999             1998                1997
                               ------------     --------------   --------------

REVENUES                      $        -       $       625,528  $       148,072
                               ------------     --------------   --------------

EXPENSES

  Operating and
   administrative
    Professional                      6,120             68,034           14,363
    Advertising and promotion        26,296             65,125            5,830
    Auto expenses                       508             26,845            6,692
    Office expenses and
     maintenance                      9,357             41,342           12,499
    Insurance                          -                 5,558              250
    Rents - studios                   6,000            786,445          100,896
    Travel                             -                57,396              438
    Utilities                         5,488             18,364            4,472
    Bad debts                          -                42,444             -
    Depreciation                       -                  -                 502
                               ------------     --------------   --------------
    Services - management
     and other                      144,755            605,131          100,896
                               ------------     --------------   --------------
      Total Operating and
       administrative               198,524          1,716,684          239,090
                               ------------     --------------   --------------

Total Expenses                      198,524          1,716,684          239,090
                               ------------     --------------   --------------

NET LOSS - before other
  income and losses                (202,736)        (1,092,689)         (93,393)

  Other income/expense
    (interest)                       (4,212)            (1,533)          (2,375)
  Gain on transfer of
    subsidiaries to related
    party - Note 3                  125,023               -                -
  Loss of assets - Note 4              -              (369,782)            -
                               ------------     --------------   --------------

NET LOSS                      $     (77,713)   $    (1,462,471) $       (93,393)
                               ============     ==============   ==============


NET LOSS PER COMMON SHARE


  Basic and Diluted Loss
     Per Share                $        (.01)   $          (0.1) $          (.01)
                               ------------     --------------   --------------

AVERAGE OUTSTANDING COMMON
  SHARES

  Basic                          11,000,000         10,871,800       10,153,176
                               ------------     --------------   --------------

  The accompanying notes are an integral part of these financial statements

                 MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
                   STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
          the Period June 17, 1997 (date of inception) to October 31, 1997
--------------------------------------------------------------------------------

                                           Common Stock             Capital in
                                           ------------
                                                                    Excess of        Accumulated
                                     Shares              Amount     Par Value          Deficit
                                     ------              ------     ---------        -----------
Balance June 17, 1997
(Date of Inception)                      -             $     -      $     -         $      -

Issuance of common stock
for services at $.001
- June 30, 1997                     3,600,000               3,600         -                -

Issuance of common stock
for cash at $.001 - June
30, 1997                            6,000,000               6,000         -                -

Issuance of common stock
for assets and services
at $.061 - July 30, 1997              400,000                 400       24,009             -

Issuance of common stock
for cash at $.50 - October
1997                                  105,366                 105       52,578             -

Issuance of common stock
for cash at $1.00 - October
1997                                  141,625                 142      141,483             -

Issuance of common stock
for services at $1.00 -
October 1997                           61,551                  62       61,489             -

Net loss from operations
for the period June 17,
1997 to October 31, 1997                 -                   -            -             (93,393)
                                   -------------------------------------------------------------
Balance October 31, 1997           10,308,542              10,309      279,559          (93,393)

Issuance of common stock
for cash $.50 - December
1997                                  394,634                 395      196,922             -

Issuance of common stock
for cash at $1.00 - net of
issuance expenses - December
1997                                  169,327                 169      164,122             -

Issuance of common stock
for services at $1.00 -
December 31, 1997                       4,038                   4        4,038             -

Issuance of common stock
for cash at $1.00 - October
31, 1998                              235,337                 235      235,102             -

Issuance of common stock
for services at $1.00 -
October 31, 1998                      355,442                 355      368,145             -

  The accompanying notes are an integral part of these financial statements

                 MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
              STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (Continued)
          the Period June 17, 1997 (date of inception) to October 31, 1997
--------------------------------------------------------------------------------

                                           Common Stock             Capital in
                                           ------------
                                                                    Excess of        Accumulated
                                     Shares              Amount     Par Value          Deficit
                                     ------              ------     ---------        -----------
Net operating loss for the
(Date of Inception)                      -             $     -      $     -         $      -
year ended October 31, 1998              -                   -            -          (1,462,471)
                                   ----------           ---------    ---------       ----------
Balance October 31, 1998           11,467,320          $   11,467   $1,247,888      $(1,555,864)

Issuance of common stock
for cash at $1.00 November
and December 1998                      81,560                  82       81,478             -

Issuance of common stock
for services at $1.00 -
January 21, 1999                       12,000                  12       11,988             -

Issuance of common stock
for services at $.25 -
May 18, 1999                          200,000                 200       49,800             -

Issuance of common stock
for services at $.31 -
July 9, 1999                          100,000                 100       30,900             -

Issuance of common stock
for payment of debt at $.20           494,380                 494       98,382             -

Contribution to capital -
expenses                                 -                   -           8,400             -

Net operating loss for the
year ended October 31, 1999              -                   -            -             (77,713)
                                   -------------------------------------------------------------

Balance October 31, 1999           12,355,260          $   12,355   $1,528,836      $ 1,633,577
                                   =============================================================

  The accompanying notes are an integral part of these financial statements.

                 MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               for the Years Ended October 31, 1999, October 31, 1998
        and the Period June 17, 1997 (Date of Inception) to October 31, 1997
--------------------------------------------------------------------------------
                              October 31,       October 31,         October 31,
                                  1999             1998                1997
                              --------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss                      $     (77,719)   $    (1,462,471) $       (93,393)
   Adjustments to reconcile
   net loss to net cash
   provided by operating
   activities

  Depreciation                         -                  -                 502
  Amortization of lease
    purchase deposit                  6,063               -              21,889
  Capital contributions and
    capital stock issued for
    services and expenses            98,400            372,542           74,488
  Changes in accounts
    receivables                          68             35,446          (38,870)
  Changes in prepaid expenses          -               (25,179)            (680)
  Changes in accounts payable      (161,648)           137,610          121,856
  Changes in sub-lease deposits        -               369,782             -
  Loss of assets                       -               369,782             -
                              --------------------------------------------------

Net Cash Provided (Used)
  in Operations                    (108,970)          (572,270)         102,541
                              --------------------------------------------------

CASH FLOWS FROM INVESTING
  ACTIVITIES

  Advance security deposit
    - auto lease                       -                  -             (17,422)
  Advance lease - purchase
    deposit                            -                  -            (362,319)
                              --------------------------------------------------

Net Cash Used for Investing            -                  -            (379,741)
                              --------------------------------------------------

CASH FLOWS FROM FINANCING
  ACTIVITIES

  Proceeds from issuance
    of common stock                  81,560            596,945          200,308

  Net Cash Provided by
    Financing Activities             81,560            596,945          200,308
                              --------------------------------------------------

  Net Increase (Decrease)
    in Cash                         (27,410)            24,975            2,778
  Cash at Beginning of
    Period                           27,453              2,778             -
                              --------------------------------------------------

  Cash at End of Period       $          43    $        27,453  $         2,778
                              ==================================================

NON CASH FLOWS FROM OPERATIONS AND FINANCING ACTIVITIES
  Issuance of 4,061,551 shares common capital
    stock for services - related parties-1997                   $        89,560
                                                                 --------------
  Issuance of 359,480 shares common capital
    stock for services - related parties-1998                           372,542
                                                                 --------------
  Issuance of 312,000 shares common capital
    stock for services-1999                                              93,000
                                                                 --------------
  Issuance of 494,380 shares common capital
    stock for payment of debt-1999                                       98,876
                                                                 --------------
  Contribution to capital - expenses - related
     party                                                                8,400
                                                                 --------------

  The accompanying notes are an integral part of these financial statements.

             MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
                       NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   ORGANIZATION

The Company was incorporated under the laws of the State of Nevada on June 17, 1997 with authorized capital stock of 200,000,000 shares at a par value of $0.001.

The Company and subsidiaries (referred to as the Company in this report) outlined in note 3 are in the business of leasing sound studio space to the entertainment industry. After October 1998 the Company changed its business purpose to engage in film production and the multi-media interactive technology.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods
------------------

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy
----------------

The Company has not yet adopted any policy regarding payment of dividends.

Cash and Cash Equivalents
-------------------------

The Company considers all highly liquid instruments purchases with a maturity at the time of purchase, less than three months, to be cash equivalents.

Basic and Diluted Net Income (Loss) Per Share
---------------------------------------------

Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding, after the stock split. Diluted net income (loss) per shares amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of the preferred share rights unless the exercise becomes antidilutive and then only the basic per share amounts are shown in the report. Potential common shares have been excluded in the calculation of Net Loss Per Share because they were anti-dilutive.

Income Taxes
------------

On October 31, 1999 the Company had a net operating loss carryover of $1,633,577. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the future tax benefit is undeterminable since the Company is unable to establish a predictable projection of operating profits for future years. The net operating loss carryover will expire in 2006 for Canadian reporting and 2020 for U.S. reporting.

Principles of consolidation
---------------------------

The consolidated financial statements shown in this report include the accounts of the Company (the parent) and all of its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

             MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
                NOTES TO FINANCIAL STATEMENTS (Continued)
--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign Currency Translation
----------------------------

Part of the transactions of the Company were completed in Canadian dollars and have been translated to U.S. dollars as incurred, at the exchange rate in effect at the time, and therefore, no gain or loss from the translations is recognized. The functional currency is considered to be US dollars.

Recognition of Income
---------------------

Through 1998 the business activity of the Company consisted of leasing and then subleasing sound studio space to the entertainment industry. The Company's sole revenue source was sublease payments. Lease income received from tenants and lease expense paid to property owners by the Company was assigned to income and expense during the period defined by the lease agreements, except that during 1998 the leasing activity of the Company was lost, resulting in the loss of assets shown in the operating statement. See note 4. After 1998 there has been no income and the activity of the Company is outlined in note 3.

Financial Instruments
---------------------

The carrying amounts of financial instruments, including cash, prepaid expenses, and accounts payable, are considered by management to be their estimated fair values.

Estimates and Assumptions
-------------------------

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Comprehensive Income
--------------------

The Company adopted Statement of Financial Accounting Standards No. 130. The adoption of this standard had no impact on the total stockholders' equity on June 30, 1999.

Recent Accounting Pronouncements
--------------------------------

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

3.   ACQUISITION OF SUBSIDIARIES

During 1997 and 1998 the Company organized and acquired all of the outstanding stock of the following subsidiaries all of which were incorporated under the laws of British Columbia and were recorded on the books of the Company at the costs of organization. On November 1, 1998 all of the outstanding stock of the

             MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
                NOTES TO FINANCIAL STATEMENTS (Continued)
--------------------------------------------------------------------------------

subsidiaries indicated by (1) was transferred to a related party (James Meier), for nominal consideration, and the Company discontinued the operations they previously conducted. The transfer resulted in a net gain to the Company of $125,023 and was reported in November 1999. The measurement date and the disposal date of the segment transferred was considered to be November 1, 1999. The remaining segment of operations of the Company after the disposal is outlined below.

   (1) G.G. Studios Inc. - incorporated October 6, 1997 - manages and leases studio space to the film industry.
   (2) Meier Worldwide Intermedia Inc. (Cdn) - incorporated November 28, 1996 (acquired from James Meier at historical cost) - no activity
   (3) Meier Studios Inc. - incorporated August 25, 1997 - manages and leases studio space to the film industry.
   (4)   Meier Studios (Lake City) Inc. - incorporated December 18, 1997 -
         manages and leases studio space to the film industry   .
   (5) Meier Studios (BB) Inc. - incorporated March 26, 1998 - no activity. H.R.H. Productions Inc. - incorporated October 6, 1997 - movie production company - no operations.
         Meier Studios Management Inc. - incorporated March 26, 1998 - movie production company - no operations.
         Meier Entertainment Security Inc. - incorporated September 16, 1998 - movie production and security - no operations.

4.   REAL PROPERTY LEASE-PURCHASE AGREEMENT

On August 18, 1997 subsidiaries of the Company (through one of its subsidiaries) completed a lease agreement, including an option to purchase, with 289 Taurus Ventures Ltd. (a non-related party), for land and building, located in Delta, British Columbia, containing 65,000 square feet of building space and 13 acres of land for use in the motion picture industry.

Under the terms of the lease the lease had a five-year life with a five year renewal provision, and provided for an advance payment of $362,319, which was paid by the Company, and included the following conditions to be performed by:

289 Taurus Ventures Ltd. (the landlord)
---------------------------------------

- Construct an addition to the present building to increase its size to 180,000 square feet.
- Construct an office building on the front of the property containing 35,000 to 45,000 square feet.
- Construct an additional building of 1,000 by 100 feet with 50 foot high ceilings to be used as sound stages.
- Construct an additional building of 25,000 square feet to be used for set construction.
-   Install landscaping, parking, roads and lighting.

The Company (the tenant)
---------------------------
The base rent for the building is $76,087 payable monthly, plus applicable taxes with additional monthly rents for the use of the land surrounding the building payable at $0.72 per square foot used, with a minimum of $3,623, plus taxes, plus additional rents to cover services and expenses paid on the property by the

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Page 42

             MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
                NOTES TO FINANCIAL STATEMENTS (Continued)
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landlord with a minimum monthly amount of $4,438. The base rents are reduced to
$25,362 per month until the addition to the present building described above is completed. Additional rents will be payable on the completion of the other buildings as described above. At the date of this report the construction was in progress to enlarge the present building. During the term of the agreement the base rents will be reduced by 25% with that amount being applied against the advance payment until it has been amortized.

The agreement provides for an option to purchase the property, which includes the completed addition, at any time within the term of the lease for CDN $17,500,000, increased by the costs plus 10% of the new buildings and land improvements completed at the time of purchase. On July 31 of each year, prior to this option being exercised, the price as determined at that time, shall be increased by 10%, less any additional rents received by the tenant and paid to the landlord under the sub lease agreement described below. The tenant may sub lease the property, with the approval of the landlord, but the tenant must pay the landlord 90% of rent received over the base rent due by the tenant. Base rent, however, does not include land rent for these purposes.

After August 17, 1998, the agreement provides for the landlord's right to require the tenant to exercise the option to purchase at any time during the remaining term of the lease and after a 90 day notice, to purchase within six months, and upon tenant's failure to purchase, the landlord may cancel the option to purchase.

At February 28, 1998, $43,478 of advance payments had been amortized to expenses.

After notice, the landlord has a right to terminate the agreement if the rents and additional rents become 15 days past due. For reporting purposes, the lease is considered to be an operating lease.

By October 31, 1998, the lease and option to purchase had been lost due to nonpayment of base rents and nonperformance on the lease by the Company, and a legal action, for eviction and damages in the amount of $308,040 was started by the lessor and the Company's sub-lessees. Management and counsel believe that the damages against the Company and its subsidiaries will not be more than $184,133 (this being Management's estimation of the actual damages suffered by the landlord as a result of the Company's breach of the lease after deduction of $117,660 that has already been paid into court by the Company's former subsidiary Meier Studios Inc.) which is shown as a payable in the balance sheet on October 31, 1998. The loss of the lease resulted in a net loss of $369,782 resulting from the loss of advance rents paid to the landlord and damages claimed as set out above, offset by the advance rents received from the Company's sub-tenants. The Company has guaranteed $41,435 of the amount claimed by landlord against the subsidiary. The amount guaranteed by the Company ($41,435) remained as a payable on the books of the Company after the transfer of the subsidiaries to a related party (James Meier) on November 1, 1999.

5.   ACQUISITION OF MOTION PICTURE RIGHTS

During June 1997 the Company received the rights to produce a movie on the life of John Meier from an officer of the Company (James Meier), which is shown at his historical cost of zero.

6.   NOTE PAYABLE

On August 15, 1997 the Company received a loan of $27,397 from a non-related party. A legal action was started for collection of the amount due by the Company after management failed to pay the loan on time. Management's failure to pay was a result of the Company's cash situation at the time the note came due. A consent judgement was given by the Company agreeing to monthly payments of $672.26 including interest at 1% above the HSBC Canada Bank prime rate with payments starting October 1, 1999.

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             MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
                NOTES TO FINANCIAL STATEMENTS (Continued)
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7.   RELATED PARTY TRANSACTIONS

The balance sheet, the statement of changes in stockholders' equity, and cash flows include identified related party transactions. See note 8 for service contracts with officers of the Company and note 5 for the acquisition of movie rights.

Related parties have acquired 38% of the outstanding stock of the Company.

8.   CONTINUING AND CONTINGENT LIABILITIES

The Company may be liable as a guarantor on a legal action against a formed subsidiary in an amount of $41,435. This amount is shown as part of the accounts payables. See note 4.

A legal action was started against the Company, subsequent to the balance sheet date, by an individual claiming unpaid wages of CDN $83,333.33 (US$56,816.88) plus damages for wrongful dismissal, interest and costs. Management believes that the claim is frivolous and without merit and the action has not been pursued by the plaintiff since the Company filed its statement of defense on January 18, 1999.

During October 1997 the Company entered into management agreements with officers providing for the payment of monthly management fees of $5,000 plus expenses. The accrued and payable fees due under such agreements through September 1999 were paid by the issuance of common capital stock of the Company.

9.   GOING CONCERN

On the report date the Company did not have the working capital to service its debt for the coming year and for its planned activity. Continuation of the Company in its planned activity is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through seeking additional equity funding, and long term financing, which will enable the Company to be successful in its efforts and operate during the coming year.

There can be no assurance that they can be successful in this effort.


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                                     PART III


Item 1.     Index to Exhibits

      In accordance with paragraph (d) of Item 102, Regulation S-T, the Index to Exhibits (see Page 22) appears immediately preceding the exhibits filed.


Item 2.     Description to Exhibits

      Exhibits are attached immediately following the Signature Page (see Page
20) and Index to Exhibits.






                                    SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.





                           MEIER WORLDWIDE INTERMEDIA, INC.
                                     (Registrant)








Date: November 6, 2000              By:   /s/ JAMES MEIER
                                    -----------------------
                                    James Meier, President





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Page 45

         Item 1.                   Index to Exhibits

Exhibit No.                                                             Page No.
 3   Charter, By-Laws and Articles of Incorporation of Registrant filed
     June 17, 1997
 4   Instruments Defining Rights of Security Holders - see Exhibit # 1 -
     "By-Laws"
 4   Text of certificates for common stock
10   Material Contracts not made in the ordinary course of business:
10a  Transfer Agent and Registrar Agreement between Registrant and
     Nevada Agency & Trust Co. dated January 15, 1998
10b  Asset purchase agreement date July 1, 1997 between Registrant and
     Gyro-Gym Enterprises Inc.
10c Movie rights assignment dated August 27,1997, from Meier Entertainment Group Inc., to Registrant.
10d  An agreement between Dennis Rudd and G. G. Studios Inc. dated October 6,
     1997
10e  Bill of Sale dated August November 1, 1998 between the Registrant and
     Five Subsidiary companies.
10f  An Agreement dated August 5, 1998 between the Registrant and Emerson
     Bennet & Associates
10g Convertible Line of Credit agreement dated April 9, 1999, between the Registrant and Granite Hill Limited
21   Current Subsidiaries of the Registrant
23   Consent of Andersen Andersen & Strong, L.C. Certified Public Accountants
27   Financial Data Schedule




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